UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANTIGENICS INC.

(Name Of Subject Company (Issuer))

ANTIGENICS INC.

(Name of Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

037032109

(CUSIP Number of Common Stock Underlying Class of Securities)

Garo H. Armen, Ph.D.

Chairman and Chief Executive Officer

Antigenics Inc.

162 Fifth Avenue, Suite 900

New York, New York 10010

(212) 994-8200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The Exchange Offer described in proposal 5 of this proxy statement has not yet commenced. If the Exchange Offer described in this proxy statement is commenced by the Company, the Company will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase and other related documents. Persons who are eligible to participate in the Exchange Offer should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Exchange Offer. Eligible participants can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from the Company by writing to Investor Relations, Antigenics Inc., 3 Forbes Road, Lexington, MA 02421.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☒                            Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2)

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

ANTIGENICS INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

ANTIGENICS INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date	June 10, 2009

Time	5:00 p.m., Eastern Time

Place	Antigenics Inc., 3 Forbes Road, Lexington, Massachusetts 02421

Webcast	Go to http://www.antigenics.com/investors starting at 5:00 p.m., Eastern Time on June 10, 2009. The webcast will be archived on our website until June 10, 2010.

Proposals	1. Proposal to elect Wadih Jordan and Hyam Levitsky as directors, each for a term of three years expiring in 2012.

2. Proposal to approve 2009 Equity Incentive Plan.

3. Proposal to approve 2009 Employee Stock Purchase Plan.

4.      Proposal to approve an amendment to our Amended and Restated Certificate of Incorporation to effect a one for ten reverse stock split of the Company’s common stock at the discretion of the Board of Directors.

5. Proposal to amend 1999 Equity Incentive Plan (as amended) and approve 2009 Option Exchange Plan.

6. Proposal to approve an amendment to our Directors’ Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance.

7. Proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

8. Consider any other business as may properly come before the 2009 Annual Meeting or any postponement or adjournment of the meeting.

Record Date	You are entitled to vote if you were a stockholder of record on April 13, 2009.

A list of stockholders entitled to vote will be open for examination by any stockholder for any purpose germane to the 2009 Annual Meeting of Stockholders for ten days before the meeting during ordinary business hours at our principal offices at 3 Forbes Road, Lexington, Massachusetts 02421.

It is important that your shares be represented at the 2009 Annual Meeting of Stockholders. Therefore, whether or not you plan to attend the meeting, please complete your proxy and return it to us. If you attend the meeting and wish to vote in person, your proxy will not be used. Many stockholders can vote their shares over the internet or by telephone. Instructions for internet or telephonic voting are also printed on your proxy card.

We are pleased to take advantage of Securities and Exchange Commission rules that allow us to furnish these proxy materials and our Annual Report on Form 10-K to stockholders on the internet. We believe that posting these materials on the internet enables us to provide stockholders with the information that they need more quickly, while lowering our costs of printing and delivery and reducing the environmental impact of our annual meetings of stockholders.

By order of the Board of Directors,

Karen Higgins Valentine, Secretary

Proxy Material Mailing Date: April 27, 2009

Voting Procedures	2
Proposal 1—Election of Directors	8
Our Corporate Governance	12
Compensation Discussion and Analysis	17
Compensation Committee Report	28
Compensation of Executive Officers	29
Director Compensation	40
Ownership of Our Common Stock	42
Section 16(a) Beneficial Ownership Reporting Compliance	44
Certain Relationships and Related Transactions	45
Equity Plans	46
Proposal 2— Proposal to Approve 2009 Equity Incentive Plan	47
Proposal 3— Proposal to Approve 2009 Employee Stock Purchase Plan	52
Proposal 4— Proposal to Approve an Amendment to our Amended and Restated Certificate of Incorporation to Effect a One for Ten Reverse Stock Split of Company’s Common Stock at the Discretion of the Board of Directors	55
Proposal 5— Proposal to Amend 1999 Equity Incentive Plan (as amended) and to Approve the 2009 Option Exchange Plan	60
Proposal 6— Proposal to Amend our Directors’ Deferred Compensation Plan (as amended) to Increase the Number of Shares Authorized for Issuance	69
Proposal 7— Ratify the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2009	71
Report of the Audit and Finance Committee	73
Additional Information	74
Appendix A— Antigenics Inc. 2009 Equity Incentive Plan	A-1
Appendix B— Antigenics Inc. 2009 Employee Stock Purchase Plan	B-1
Appendix C— Reverse Stock Split Amendment	C-1
Appendix D— Sixth Amendment to the Antigenics Inc. 1999 Equity Incentive Plan	D-1
Appendix E— Third Amendment to Directors’ Deferred Compensation Plan	E-1

ANTIGENICS INC.

3 Forbes Road

Lexington, Massachusetts

Telephone: (781) 674-4400

PROXY STATEMENT

This proxy statement contains information about the 2009 Annual Meeting of Stockholders of Antigenics Inc. (the “2009 Annual Meeting”), including any postponements or adjournments of the meeting. The 2009 Annual Meeting will be held at Antigenics Inc., 3 Forbes Road, Lexington, Massachusetts 02421 on June 10, 2009 at 5:00 p.m., Eastern Time.

In this proxy statement, we refer to Antigenics Inc. as “Antigenics,” “us” or the “Company.”

In accordance with the “e-proxy” rules approved by the Securities and Exchange Commission (“SEC”) and in connection with the solicitation of proxies by our Board of Directors, we first sent a Notice of Internet Availability of Proxy Materials on or about April 27, 2009 and provided access to our proxy materials (consisting of this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 2008 and a form of proxy) over the internet, beginning on April 27, 2009, to each stockholder entitled to vote at the 2009 Annual Meeting. We first sent stockholders full sets of our proxy materials (consisting of this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 2008 and a form of proxy) on or about April 27, 2009.

Our Annual Report on Form 10-K for the year ended December 31, 2008 is available on the “Investors” section of our corporate website at http://www.antigenics.com/investors and through the SEC’s EDGAR system at http://www.sec.gov. To request a printed copy of our Annual Report on Form 10-K, which we will provide to you without charge, write to Investor Relations, Antigenics Inc., 3 Forbes Road, Lexington, MA 02421. No material on our website is part of this proxy statement.

VOTING PROCEDURES

YOUR VOTE IS IMPORTANT. PLEASE TAKE THE TIME TO VOTE. Most stockholders have a choice of voting over the internet, by telephone, by mail using a proxy card, or in person at the 2009 Annual Meeting. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. If you vote over the internet, by telephone, or in person at the 2009 Annual Meeting, you do not need to return your proxy card.

Who can vote?	Each share of our common stock that you owned as of the close of business on April 13, 2009, the record date, entitles you to one vote on each matter to be voted upon at the 2009 Annual Meeting. On the record date, there were 66,859,063 shares of Antigenics common stock issued, outstanding, and entitled to vote.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of a full set of printed proxy materials?

Pursuant to the “notice and access” rules adopted by the SEC, we have elected to provide stockholders access to our proxy materials over the internet. Accordingly, we sent a Notice of Internet Availability of Proxy Materials a (“Notice”) to all of our stockholders as of the record date. The Notice includes instructions on how to access our proxy materials over the internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

How do I vote?	If your shares are registered directly in your name, you may vote:

•        Over the internet. Go to the website of our tabulator, Broadridge Financial Solutions, Inc. (“Broadridge”), at http://www.proxyvote.com and follow the instructions you will find there. You must specify how you want your shares voted or your internet vote cannot be completed and you will receive an error message. Your shares will be voted according to your instructions. If you vote over the internet, your vote must be received by 11:59 p.m. Eastern Time on June 9, 2009.

•        By telephone. Dial 1-800-690-6903 using any touch-tone telephone and follow the instructions. Your shares will be voted according to your instructions. If you vote over the telephone, your vote must be received by 11:59 p.m. Eastern Time on June 9, 2009.

•        By mail. Complete and sign the enclosed proxy and mail it in the enclosed postage prepaid envelope to Antigenics Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY, 11717. Your shares will be voted according to your instructions. If you do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•        In person at the 2009 Annual Meeting. If you attend the 2009 Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held for your account by a broker or other nominee), you may provide voting instructions:

• Over the internet. You will receive instructions from your broker or other nominee if you are permitted to provide voting instructions over the internet.

• By telephone. You will receive instructions from your broker or other nominee if you are permitted to provide voting instructions over the telephone.

• By mail. You will receive instructions from your broker or other nominee explaining how to provide voting instructions.

•        In person at the 2009 Annual Meeting. Contact the broker or other nominee that holds your shares to obtain a broker’s proxy card and bring it with you to the 2009 Annual Meeting. A broker’s proxy is not the form of proxy enclosed with this proxy statement. You will not be able to vote shares you hold in street name at the meeting unless you have a proxy from your broker issued in your name giving you the right to vote the shares.

If you choose to listen to the webcast, you should vote your shares using one of the methods described above. It is not possible to vote your shares via the webcast.

What is the difference between holding shares directly in my name and holding shares in “street name”?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the “stockholder of record.” The Notice was sent directly to you by Broadridge on behalf of Antigenics.

If your shares are held for you in an account by a broker, bank or other nominee, you are considered the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting over the internet or by telephone.

How can I change my vote?	If your shares are registered directly in your name, you may revoke your proxy and change your vote at any time before the 2009 Annual Meeting. To do this, you must do one of the following:

• Vote over the internet as instructed above. Only your latest internet vote is counted.

• Vote by telephone as instructed above. Only your latest telephonic vote is counted.

• Sign a new proxy and submit it as instructed above.

• Attend the 2009 Annual Meeting and vote in person. Attending the meeting will not revoke your proxy unless you specifically request it.

If your shares are held in “street name,” you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the 2009 Annual Meeting if you deliver a legal proxy as described in the answer to the “How do I vote?” question above.

Will my shares be voted if I do not return my proxy?	If your shares are registered directly in your name, your shares will not be voted if you do not vote over the internet, by telephone, or return your proxy or vote by ballot at the 2009 Annual Meeting.

If your shares are held in “street name,” your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority to vote customers’ unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either: vote your shares on routine matters, or leave your shares unvoted. Proposal 1, to elect two Class III directors, and Proposal 7, to ratify the appointment of KPMG LLP as our independent registered public accounting firm, are considered routine matters. Proposal 2, to approve the 2009 Equity Incentive Plan, Proposal 3 to approve the 2009 Employee Stock Purchase Plan, Proposal 4 to approve the Reverse Stock Split, Proposal 5 to amend the 1999 Equity Incentive Plan (as amended) and approve the 2009 Option Exchange Plan and Proposal 6 to approve an amendment to our Directors’ Deferred Compensation Plan (as amended) are considered non-routine matters. Your brokerage firm cannot vote your shares with respect to Proposals 2, 3, 4, 5 or 6 unless they receive your voting instructions. We encourage you to provide voting instructions to your brokerage firm by giving your proxy. This ensures your shares will be voted at the 2009 Annual Meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

What does it mean if I receive more than one proxy card?	It means that you have more than one account, which may be at the transfer agent or brokers. Please vote over the internet or by telephone, or complete and return all proxies for each account to ensure that all of your shares are voted.

How many shares must be present to hold the 2009 Annual Meeting?	A majority of our outstanding shares of common stock as of the record date must be present at the 2009 Annual Meeting to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if the stockholder votes in person or by proxy at the meeting. Shares that are present that vote to abstain or do not vote on one or more of the matters to be voted upon are counted as present for establishing a quorum.

If a quorum is not present, we expect that the 2009 Annual Meeting will be adjourned until we obtain a quorum.

What vote is required to approve each matter and how are votes counted?

Proposal 1—Elect two Class III directors, each for a term of three years.

The two nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions are not counted for purposes of electing directors. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 1. If the broker does not vote your unvoted shares, there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the 2009 Annual Meeting and voting on the matter. You may vote FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will have no effect on the results of the vote.

Proposal 2—Approve the 2009 Equity Incentive Plan.

To approve Proposal 2, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 2. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 2 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 2, your shares will not be voted in favor of Proposal 2, will not be counted as votes cast or shares voting on Proposal 2 and will have no effect on the vote.

Proposal 3—Approve the 2009 Employee Stock Purchase Plan.

To approve Proposal 3, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 3. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 3 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 3, your shares will not be voted in favor of Proposal 3, will not be counted as votes cast or shares voting on Proposal 3 and will have no effect on the vote.

Proposal 4—Approve the Reverse Stock Split.

To approve Proposal 4, stockholders holding a majority of the outstanding shares of Antigenics common stock must vote FOR Proposal 4. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 4 and will have the same effect as a vote AGAINST the proposal. If you vote to ABSTAIN on Proposal 4, your shares will not be voted in favor of Proposal 4, will not be counted as votes cast or shares voting on Proposal 4 and will have the same effect as a vote AGAINST the proposal.

Proposal 5—Amend 1999 Equity Incentive Plan (as amended) and approve the 2009 Option Exchange Plan.

To approve Proposal 5, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 5. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 5 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 5, your shares will not be voted in favor of Proposal 5, will not be counted as votes cast or shares voting on Proposal 5 and will have no effect on the vote.

Proposal 6—Approve an amendment to our Directors’ Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance.

To approve Proposal 6, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 6. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 6 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 6, your shares will not be voted in favor of Proposal 6, will not be counted as votes cast or shares voting on Proposal 6 and will have no effect on the vote.

Proposal 7—Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote:

•       FOR Proposal 1—elect two directors, each for a term of three years.

•       FOR Proposal 2—approve the 2009 Equity Incentive Plan.

•       FOR Proposal 3—approve the 2009 Employee Stock Purchase Plan.

•       FOR Proposal 4—approve an amendment to our Amended and Restated Certificate of Incorporation to effect a one for ten reverse stock split of the Company’s common stock at the discretion of the Board of Directors.

•       FOR Proposal 5—approve an amendment to the 1999 Equity Incentive Plan (as amended) and approve the 2009 Option Exchange Plan.

•       FOR Proposal 6—approve an amendment to our Directors’ Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance.

•       FOR Proposal 7—ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Are there other matters to be voted on at the 2009 Annual Meeting?	We do not know of any other matters that may come before the 2009 Annual Meeting. If any other matters are properly presented to the meeting, the persons named in the accompanying proxy intend to vote, or otherwise act, in accordance with their judgment.

Where do I find the voting results of the 2009 Annual Meeting?	We will announce preliminary voting results at the 2009 Annual Meeting. We will publish final results in our Quarterly Report on Form 10-Q for the second quarter of 2009, which we are required to file with the SEC by August 10, 2009. To request a printed copy of the Quarterly Report on Form 10-Q, write to Investor Relations, Antigenics Inc., 3 Forbes Road, Lexington, MA 02421, or e-mail Investor Relations at IR@antigenics.com. You will also be able to find a copy on the internet through our website at http://www.antigenics.com/investors or through the SEC’s electronic data system called EDGAR at http://www.sec.gov. No material on our website is part of this proxy statement.

Who bears the costs of soliciting these proxies?	We will bear the costs of soliciting proxies. In addition to the mailing of these proxy materials, our directors, officers, and employees may solicit proxies by telephone, e-mail and in person, without additional compensation. We reserve the right to retain other outside agencies for the purpose of soliciting proxies. Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for distributing proxy materials to stockholders.

How can I receive future proxy statements and annual reports over the internet instead of receiving printed copies in the mail?	This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2008 are available on our website at http://www.antigenics.com/investors. Most stockholders can elect to view future proxy statements and annual reports over the internet instead of receiving printed copies in the mail. If you are a stockholder of record, you can choose this option when you vote over the internet and save us the cost of producing and mailing these documents. If you are a stockholder of record and choose to view future proxy statements and annual reports over the internet, you will receive a proxy card in the mail next year with instructions containing the internet address to access those documents. Your election to receive proxy materials by email will remain in effect until you terminate it. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. If your shares are held through a broker or other nominee, you should check the information provided by them for instructions on how to elect to view future proxy statements and annual reports over the internet. No material on our website is part of this proxy statement.

PROPOSAL 1—ELECTION OF DIRECTORS

The Board of Directors, upon recommendation of our Corporate Governance and Nominating Committee, has nominated the two people listed below for election as Class III directors. Each nominee currently serves as a Class III director.

Our Board of Directors (the “Board”) is divided into three classes. One class is elected each year and members of each class hold office for three-year terms. The Board currently is fixed at eight members and consists of eight members. Peter Thornton, formerly a Class I Director, retired from the Board on December 15, 2008. Three current members are Class III directors, with terms expiring at the 2009 Annual Meeting. Two current members are Class I directors, with terms expiring at the 2010 Annual Meeting of Stockholders. Three current members are Class II directors, with terms expiring at the 2011 Annual Meeting of Stockholders. The Board, upon the recommendation of our Corporate Governance and Nominating Committee, has nominated Wadih Jordan and Hyam Levitsky, two of the current Class III directors, for re-election to a term expiring at the 2012 Annual Meeting of Stockholders. Margaret Eisen, currently a Class III director, will be departing as a director when her term expires at the 2009 Annual Meeting. Ms. Eisen has served as a member of our Board since 2003 and the Board would like to take this opportunity to thank her for her many years of excellent service and dedication to the Company and to wish her continued success in the future.

For more information on nomination of directors, see “Corporate Governance and Nominating Committee” below in the section entitled “Our Corporate Governance—Committees of the Board.”

The persons named in the enclosed proxy will vote your shares to elect as Class III directors, Wadih Jordan and Hyam Levitsky, the two nominees listed below, unless you indicate on the proxy that your vote should be withheld from any or all of these nominees. If they are elected, Mr. Jordan and Mr. Levitsky will hold office until the 2012 Annual Meeting of Stockholders and until their successors are duly elected and qualified. All of the nominees have indicated their willingness to serve, if elected, but if any of them should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board.

There are no family relationships between or among any of our executive officers, directors or nominees for directors.

Below are the names and certain information about each member of the Board, including the nominees for election as Class III directors:

NOMINEES FOR CLASS III DIRECTORS—TERMS TO EXPIRE IN 2012

Wadih Jordan Age: 74 President of NearEast Pharma Director since 2003 Compensation Committee (Chair)	Mr. Jordan is President of NearEast Pharma, a company marketing pharmaceuticals in Near East markets, including Lebanon, Turkey, Saudi Arabia, Egypt and the Gulf countries, and has served in such position since 1996. From 1993 to 1995, Mr. Jordan served as a Vice President of Cyanamid International, a research-based life sciences company, and from 1976 to 1993, Mr. Jordan served as a Managing Director within Cyanamid International. Since December 2005, Mr. Jordan has served as a member of the Board of Directors at Pollex S.A.L., a company that specializes in the distribution and marketing of BASF products in the Middle East and North Africa. Since December 2003, Mr. Jordan has been a trustee of the Board of Directors of the Lebanese American University, located in Beirut, Lebanon, and incorporated under the Board of Regents in New York State. Mr. Jordan received a bachelor’s degree in agriculture at the American University of Beirut, Lebanon, and a certificate in international business from Columbia University.

Hyam I. Levitsky, M.D. Age: 50 Professor, Johns Hopkins University Medical Center Director since 2006 (a) Corporate Governance and Nominating Committee (b) Research and Development Committee (Chair)	Dr. Levitsky is Professor of Oncology, Medicine & Urology at The Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins. Dr. Levitsky has been a professor at Johns Hopkins since 1991, and his laboratory research has focused on basic studies of antigen processing and presentation, T-cell co-stimulation, T-cell priming versus tolerance, and the evolution of tumor-specific immunity during immune reconstitution. Dr. Levitsky’s work has been translated into the creation of novel therapeutic agents that are being tested in patients with multiple myeloma, acute and chronic myelogenous leukemia, B cell lymphomas, prostate cancer, and lung cancer. His work on manipulating immune reconstitution has led to pivotal trials of tumor vaccines in the context of autologous stem cell transplantation, and he has served as scientific director of the George Santos Bone Marrow Transplant Program at Johns Hopkins. Dr. Levitsky received his undergraduate degree in engineering from the University of Pennsylvania in 1980, and his medical degree from the Johns Hopkins University School of Medicine in 1984. He did his internship and residency in internal medicine at Johns Hopkins Hospital, and his fellowship at the Johns Hopkins Oncology Center.

CLASS I DIRECTORS—TERMS TO EXPIRE IN 2010

Brian Corvese Age: 51 President and Founder of Vencor Capital Director since 2007 Audit and Finance Committee (Chair)	Brian Corvese is President and Founder of Vencor Capital, a private equity firm with telecommunications and technology investments in the Middle East and Mediterranean regions. Prior to Vencor, Mr. Corvese worked on investments in the U.S. and global equity markets as a Managing Director and partner at Soros Fund Management, the largest hedge fund in the world at the time. From 1988 to 1996, Mr. Corvese was a partner at Chancellor Capital Management, a $25 billion money management firm. While at Chancellor, Mr. Corvese was a Portfolio Manager with responsibility for investments made in basic industries, restructurings, and special situations, corporate governance investments, as well as founded and managed his own hedge fund. From 1981 to 1988, Mr. Corvese was with Drexel Burnham Lambert as an equity analyst following the chemical and specialty chemical industries and participated in a significant number of merger and acquisition activities. While at Drexel, Mr. Corvese was a member of the top chemical and specialty chemical research team, as ranked by Institutional Investor. Mr. Corvese currently serves on the Board of Directors of the National Telecommunications Corporation, based in Cairo, Egypt. Mr. Corvese earned degrees in finance and political science from The University of Rhode Island and attended New York University Graduate School.

Timothy R. Wright

Age: 51

President of Imaging

Solutions and

Pharmaceutical Products,

Covidien

Director since 2006

(a) Compensation Committee

(b) Corporate Governance and Nominating Committee

(c) Research and Development Committee

Mr. Wright is President of the Imaging Solutions and Pharmaceutical Products Sector of Covidien. Covidien is a $10 billion global leader in medical devices and supplies, diagnostic imaging agents, pharmaceuticals and other healthcare products. Mr. Wright brings to the Antigenics’ Board 25 years of pharmaceutical industry experience in general management, product development and commercialization as well as business restructuring and transaction experience. From April 2004 to May 2006, Mr. Wright was President and interim CEO of AAI Pharma, a hybrid pharmaceutical, drug delivery/manufacturing, and global clinical research organization. Mr. Wright was also President of Elan Bio-Pharmaceuticals and has held several senior management positions with Cardinal Health Inc. and Dupont Merck Pharmaceutical Company. Mr. Wright has served on several Boards of Directors, including those for AAI Pharma and CeNes Pharmaceuticals. Mr. Wright earned his bachelor’s degree from the Ohio State University.

CLASS II DIRECTORS—TERMS TO EXPIRE IN 2011

Garo H. Armen, Ph.D. Age: 56 Founder, Chairman, and Chief Executive Officer of Antigenics Inc. Director since 1999	Dr. Armen is Chairman and Chief Executive Officer of Antigenics Inc., the biotechnology company he co-founded with Pramod Srivastava in 1994. From mid-2002 through 2004, he was Chairman of the Board of Directors for the biopharmaceutical company Elan Corporation, plc. Dr. Armen currently serves on the Board of Directors of Protagenic Therapeutics, Inc., a privately held biotechnology company. Dr. Armen is also the founder and President of the Children of Armenia Fund, a charitable organization established in 2000 that is dedicated to the positive development of the children and youth of Armenia.

Tom Dechaene Age: 48 Director, Transics N.V. Director since 1999, Lead Director since 2006 (a) Audit and Finance Committee (b) Corporate Governance and Nominating Committee (Chair)	Mr. Dechaene is a consultant to various TMT (telecom, media and technology) and life sciences companies. Since 2007, Mr. Dechaene has served on the Board of Directors and is a member of the audit committee of Transics NV, a company listed on NYSE Euronext and which develops and markets fleet management solutions for the transport and logistics sector. Mr. Dechaene was a director of Telindus N.V., listed on Euronext, from 2005 until its acquisition by Belgacom in 2006. Since 2006, Mr. Dechaene has been a director of the Telindus Foundation in the Netherlands. From 2000 to 2002, Mr. Dechaene was the Chief Financial Officer of SurfCast Inc., a software development company. He was with Deutsche Bank from 1991 through 1999, most recently as a director in the principal investments group within the equity capital markets division. Mr. Dechaene holds a law degree from the Central Exam Commission, Belgium; a degree in applied economics from the University of Antwerp; and an MBA from INSEAD, France.

John N. Hatsopoulos Age: 75 Chief Executive Officer, American DG Energy Inc. Chief Executive Officer, Tecogen Inc. Director since 2007 Audit and Finance Committee (as of March 12, 2009)	Mr. Hatsopoulos is Chief Executive Officer of American DG Energy Inc. Headquartered in Waltham, Massachusetts, American DG Energy is a leading on-site utility offering electricity, heat, hot water, and cooling to commercial, institutional and industrial facilities. Mr. Hatsopoulos is also Chief Executive Officer of Tecogen Inc., a leading manufacturer of natural gas, engine-driven commercial and industrial cooling and cogeneration systems. In addition, Mr. Hatsopoulos is Chairman of GlenRose Instruments Inc., a company that provides radiological and environmental services, as well as managing partner of Alexandros Partners LLC, a financial advisory firm. Mr. Hatsopoulos is one of the founders of Thermo Electron Corp. (currently Thermo Fisher Scientific) and the retired President and Vice Chairman of its Board of Directors. Thermo Fisher Scientific is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications, food, drug and beverage production. Mr. Hatsopoulos graduated from Athens College in Athens, Greece, in 1953. He holds a BS in history and mathematics from Northeastern University, together with honorary doctorates in business administration from Boston College and Northeastern University. He served on the Board of Directors of the American Stock Exchange from 1994 through 2000 and the AMEX Nominating Committee from 1990 to 1994. He is currently a member of the Board of Directors of TEI BioSciences Inc. and AmericanCare Source Holdings Inc., and a “Member of the Corporation” for Northeastern University.

Vote Required

The two nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions are not counted for purposes of electing directors. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 1. If the broker does not vote your unvoted shares, there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the 2009 Annual Meeting and voting on the matter. You may vote FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will have no effect on the results of the vote.

The Board of Directors recommends a vote FOR Proposal 1.

OUR CORPORATE GOVERNANCE

Our Commitment to Good Corporate Governance

We believe that good corporate governance and an environment of high ethical standards are important for Antigenics to achieve business success and to create value for our stockholders. Our Board of Directors is committed to high governance standards and to continually working to improve them. We continue to review our corporate governance practices in light of ongoing changes in applicable law and evolving best practices.

Role of Our Board of Directors

Our Board of Directors is currently fixed at eight members and consists of eight members. Changes in the Board over the past year include the departure of Peter Thornton, who retired from the Board on December 15, 2008.

The Board monitors overall corporate performance, the integrity of our financial controls, and legal compliance procedures. It elects senior management and oversees succession planning and senior management’s performance and compensation. The Board also oversees our short- and long-term strategic and business planning, and reviews with management its business plan, financing plans, budget, and other key financial and business objectives.

Members of the Board keep informed about our business through discussions with the Chief Executive Officer and other members of our senior management team, by reviewing materials provided to them by the Company on a regular basis and in preparation for Board and committee meetings, and by participating in meetings of the Board and its committees. We regularly review key portions of our business with the Board. We introduce our executives and other employees to the Board so that the Board can become familiar with our key talent. Tom Dechaene, our Lead Director, engages with each new Board member to introduce each new member to our Corporate Governance policies and their responsibilities to the Company as a director. Each Board member receives a Board of Directors handbook that provides them with a summary of these practices and policies.

In 2008, the Board met six times. During 2008, each of our directors attended at least 75% of the total number of meetings of the Board held during the period during which the director served and all meetings of committees of the Board on which the director served during the periods the director served. We expect our Board members to attend our annual meetings of stockholders; in 2008 all of our then current Board members attended our annual meeting of stockholders, except for John Hatsopoulos.

Governance Guidelines

The Board is guided by our Governance Guidelines. We believe our Governance Guidelines demonstrate our continuing commitment to good corporate governance. The Board reviews these Guidelines from time to time, as needed. The Guidelines are posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement.

Performance of Our Board

We consider it important to continually evaluate and improve the effectiveness of the Board, its committees and its individual members. We do this in various ways. Each year, the Lead Director surveys the Board members to assess the effectiveness of the Board and its committees. Using these surveys, the Lead Director assesses the Board’s performance, and the performance of individual members, and reports his conclusions to the full Board. The assessment also evaluates the Board’s effectiveness in reviewing executive management, conducting appropriate oversight and adding value to Antigenics. Each of the Board’s standing committees also conducts annual self-evaluations.

At each Board meeting, each Board member has the opportunity to assess the effectiveness of the materials presented and the conduct of the meeting, and to offer suggestions for improvement at future meetings.

Code of Business Conduct and Ethics

The Board originally adopted our Code of Business Conduct and Ethics (the “Code of Ethics”) in 2003. The Board reviewed, revised, and updated the Code of Ethics most recently in January 2008. The Code of Ethics applies to all members of the Board and all employees of Antigenics, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or controller, or persons performing similar functions. Our Code of Ethics prohibits the members of the Board and all employees of Antigenics from buying or selling our securities while in possession of material, non-public information about the Company. Our Code of Ethics is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement. We intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, our Code of Ethics. Stockholders may request a free copy of our Code of Ethics by writing to Investor Relations, Antigenics Inc., 3 Forbes Road, Lexington, MA 02421.

Independence of Directors

Our Governance Guidelines provide that a substantial majority of the Board as a whole should be composed of independent directors. The Corporate Governance and Nominating Committee annually reviews the independence of the directors, and reports to the Board which directors it recommends that the Board determine are independent, and the Board makes the final determination. The Board takes into account NASDAQ stock market listing standards, applicable laws and regulations, and other factors in making its determinations. The Board has determined that Mr. Corvese, Mr. Dechaene, Ms. Eisen, Mr. Hatsopoulos, Mr. Jordan, Dr. Levitsky, and Mr. Wright are currently independent directors and that Dr. Armen is currently not an independent director.

The Board has reviewed the independence of each director, taking into account potential conflicts of interest, transactions, and other relationships that would reasonably be expected to compromise a director’s independence. In performing this review, the Board was provided a summary of information disclosed in director responses to a questionnaire inquiring about, among other things, their relationships (and those of their immediate family members) with us, their affiliations, and other potential conflicts of interest. Dr. Armen is not independent because of his employment as our Chief Executive Officer. In making independence determinations with regard to other directors, the Board considered transactions between us and a director or a director’s affiliates and positions a director holds with entities with commercial relationships with us. In particular, with respect to Dr. Levitsky, the Board considered his roles as a consultant and member of the Company’s Medical Advisory Committee.

Executive Sessions of Independent Directors

Directors who are independent under the NASDAQ stock market listing standards typically meet in executive session without management present immediately prior to regularly scheduled Board meetings. Two such meetings were held during 2008.

Lead Director of the Board

Mr. Dechaene, an independent director, serves as the Lead Director of the Board and as Chair of the Corporate Governance and Nominating Committee. Mr. Dechaene also serves on the Audit and Finance Committee. Mr. Dechaene presides at the executive sessions of the independent directors, acts as the leader of the non-employee directors, and makes himself available to our management on an as needed basis to discuss significant matters.

Committees of the Board

The Board currently has four standing committees: the Audit and Finance Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Research and Development Committee. The Board also appoints from time to time ad hoc committees to address specific matters.

Audit and Finance Committee

Members: Brian Corvese, Chair Tom Dechaene Margaret M. Eisen John Hatsopoulos	Meetings in 2008: 8

The Audit and Finance Committee consists entirely of independent directors within the meaning of the NASDAQ stock market listing standards, including the requirements contemplated by Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Board has determined that Brian Corvese, Chair of the Committee, Tom Dechaene, John Hatsopoulos and Margaret M. Eisen each qualify as audit committee financial experts. For the entirety of 2008, the Audit and Finance Committee consisted of three independent directors: Mr. Corvese (Chair), Mr. Dechaene, and Ms. Eisen. Mr. Hatsopoulos joined the Audit and Finance Committee on March 12, 2009.

The Audit and Finance Committee’s primary function is to assist the Board in monitoring the integrity of our consolidated financial statements and our system of internal control. The Audit and Finance Committee has direct responsibility for the appointment, independence, and monitoring of the performance of our independent registered public accounting firm. The committee is responsible for pre-approving any engagements of our independent registered public accounting firm. The committee also reviews our risk management practices, strategic tax planning, preparation of quarterly and annual financial reports, and compliance processes.

The Audit and Finance Committee members meet regularly with our independent registered public accounting firm without management present and with members of management in separate private sessions, to discuss any matters that the committee or these individuals believe should be discussed privately with the committee, including any significant issues or disagreements concerning our accounting practices or consolidated financial statements. The committee also meets with our Compliance Officer annually and reviews the Code of Ethics. The committee conducts a meeting each quarter to review the consolidated financial statements prior to the public release of earnings. The Audit and Finance Committee charter is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement. The committee has the authority to engage special legal, accounting or other consultants to advise the committee. Please also see the Report of the Audit and Finance Committee on page 73.

Compensation Committee

Members: Wadih Jordan, Chair Margaret M. Eisen Timothy R. Wright	Meetings in 2008: 7

During the entirety of 2008, Mr. Jordan, Ms. Eisen, and Mr. Wright were members of our Compensation Committee. Our Compensation Committee consists entirely of independent directors within the meaning of applicable NASDAQ stock market listing standards. The committee’s primary responsibilities are to address our executive officers’ and key employees’ development, retention, and performance and to oversee compensation and benefit matters. It reviews and approves compensation policy for Antigenics to ensure that our compensation strategy supports organizational objectives and stockholder interests, and considers appropriate companies for compensation comparison purposes. The committee determines the compensation of the Chief Executive Officer, and reviews and approves the compensation of all other executive officers and certain key employees. It also reviews and recommends compensation for members of the Board. Additionally, the committee approves and recommends, and suggests material changes to, any employee incentive compensation or retirement plans and any director compensation plans.

The Compensation Committee utilizes an outside compensation consultant to provide market reference information for compensation and benefit information. The committee has the authority to retain special legal, accounting or other consultants to advise the Committee. The committee also has the authority to delegate to subcommittees any responsibilities of the full committee. Dr. Armen, our Chief Executive Officer, makes recommendations to the committee as to individual compensation actions for the executive officers and certain key employees. The Compensation Committee charter is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement. Please also see the Compensation Discussion and Analysis starting on page 17, and the accompanying Compensation Committee Report on page 28.

Corporate Governance and Nominating Committee

Members: Tom Dechaene, Chair Hyam Levitsky, M.D. Timothy R. Wright	Meetings in 2008: 4

For the entirety of 2008, our Corporate Governance and Nominating Committee consisted of three independent directors: Mr. Dechaene (Chair), Dr. Levitsky, and Mr. Wright. The Corporate Governance and Nominating Committee consists entirely of independent directors within the meaning of applicable NASDAQ stock market listing standards. The Corporate Governance and Nominating Committee is responsible for recommending to the Board policies relating to the conduct of Board affairs, the process for annual evaluation of the Board and the Chief Executive Officer, and issues of corporate public responsibility, and oversees the Company’s succession planning. It periodically evaluates the composition of the Board, the contribution of individual directors, and the Board’s effectiveness as a whole. The committee reviews the Company’s ethics and compliance activities under the Code of Ethics and meets periodically with our Compliance Officer, including meeting, as needed, for a separate private session with the Compliance Officer without management present.

The Corporate Governance and Nominating Committee also recommends to our full Board individuals to serve as directors. The committee recommends to the Board guidelines and criteria for Board membership and reviews with the Board, on a periodic basis, the appropriate skills and characteristics required of Board members in the context of the then current needs of Antigenics. The committee is responsible for reviewing with the Board the appropriate personal characteristics and professional competencies preferred of Board members who are expected to work together as a team to properly oversee our strategies and operations. In general, all directors are expected to possess certain personal characteristics necessary to create a highly functional and collegial Board, which include personal and professional integrity, practical wisdom and mature judgment, an inquisitive and objective perspective, and time availability for performing the duties of a director.

The Board as a group is expected to encompass a range of professional competencies relevant to overseeing our business. These professional competencies include accounting and financial literacy, industry knowledge, medical or scientific knowledge, and management experience. Finally, candidates should be enthusiastic about service on our Board and working collaboratively with existing Board members to create value for all of our stockholders.

The Corporate Governance and Nominating Committee does not have a formal policy with regard to the consideration of director candidates recommended by stockholders because it does not believe such a policy is necessary given that no otherwise unaffiliated stockholder has ever recommended a director candidate. If the committee were to receive a recommendation for a director candidate from a stockholder, however, the committee expects that it would evaluate such a candidate using the criteria described above for evaluating director candidates brought to its attention through other channels. The committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis, accompanied by a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least one year as of the date that the recommendation is made. To submit a recommendation for a nomination, a stockholder may write to the Lead Director, Antigenics Inc., 3 Forbes Road, Lexington, MA 02421.

In addition, our by-laws permit stockholders to nominate individuals, without any action or recommendation by the committee or the Board, for election as directors at an annual meeting of stockholders. For a description of this by-law provision, see Additional Information on page 74 of this proxy statement. The charter of the Corporate Governance and Nominating Committee is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement.

Research and Development Committee

Members: Hyam Levitsky, M.D., Chair Peter Thornton Timothy R. Wright	Meetings in 2008: 3

During the period from January 1, 2008 through December 15, 2008, our Research and Development Committee consisted of Dr. Levitsky and Mr. Thornton. Mr. Thornton retired from the Board on December 15, 2008. Mr. Wright joined the Research and Development Committee on January 15, 2009. The committee reviews important matters involving protection of the Company’s intellectual property rights and assets, and provides its perspective on such research and development matters to the full Board of Directors. The charter of the Research and Development Committee is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement.

Communications with the Board

You may contact the Board or any committee of the Board by writing to Board of Directors (or specified committee), Antigenics Inc., 3 Forbes Road, Lexington, MA 02421, Attn: Lead Director. You should indicate on your correspondence that you are an Antigenics stockholder. Communications will be distributed to the Lead Director, the appropriate committee chairman or other members of the Board or executive management, as appropriate, depending on the facts and circumstances stated in the communication received. Executive management will generally determine the proper response to materials of a commercial nature, which generally will not be forwarded to the Lead Director. Complaints regarding accounting, internal accounting controls, or auditing matters will be forwarded to the Chair of the Audit and Finance Committee, and complaints involving matters governed by the Code of Ethics will be forwarded to the Chair of the Corporate Governance and Nominating Committee and the Compliance Officer.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the year ended December 31, 2008 were Mr. Jordan (Chair), Ms. Eisen, and Mr. Wright. No member of the Compensation Committee was at any time during 2008, or formerly, an officer or employee of Antigenics or any subsidiary of Antigenics. No executive officer of Antigenics has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of Antigenics or member of our Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our executive compensation and benefits program is designed to effectively attract and retain the highest caliber executives and reward and motivate them to pursue our strategic opportunities while effectively managing the risks and challenges inherent to a development-stage biotechnology company. We have created a compensation package that combines short- and long-term components, cash and equity, and fixed and contingent payments, in the proportions we believe are most appropriate to incent and reward our senior management to strive to achieve the following goals:

•	Build a creative and high performance team whose participants understand and share our business objectives and ethical and cultural values.

•	Demonstrate leadership and innovation in the identification, development and commercialization of product candidates that fit our strategic objectives.

•

Effectively manage the multiple dimensions of our business, from research and development, through clinical trials, manufacturing, strategic alliances, and all aspects of operations in order to maximize the value of each dollar deployed.

•	Identify and address our short- and long-term financing requirements in a highly strategic and creative manner, and deploy available funds for maximum benefit to our stockholders.

Our executive compensation strategy not only aims to be competitive in our industry, but also to be fair relative to other professionals within our organization. We seek to foster a performance-oriented culture, where individual performance is aligned with organizational objectives and is tied to the value we deliver to our stockholders.

We continually review our compensation approach in order to ensure our programs reward executives for achieving our goals and objectives that generate results consistent with other development-stage biotechnology companies. At the same time, we seek to align the risks of our executives with the downside to our stockholders if such executive’s decisions result in our goals and objectives not being achieved. We evaluate and reward our executives based on their contribution to the achievement of short- and long-term goals and objectives and their capability to take advantage of unique opportunities and overcome difficult challenges within our business.

Role of Our Compensation Committee

Our Compensation Committee approves, administers, and interprets our executive compensation and benefit policies, including our 1999 Equity Incentive Plan (as amended) (the “1999 EIP”). Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and “non-employee directors” for purposes of Rule 16b-3 under the 1934 Act. Our Compensation Committee is comprised of Mr. Jordan (Chair), Ms. Eisen, and Mr. Wright.

Our Compensation Committee reviews and makes recommendations to our Board of Directors in an effort to ensure that our executive compensation and benefit program is consistent with our compensation philosophy and corporate governance guidelines. Additionally, the Compensation Committee is responsible for establishing the executive compensation packages offered to our officers. Our executives’ base salary, target annual bonus levels, and target annual long-term incentive award values are set at competitive levels. Executives have the opportunity to earn above-market pay only for above-market performance as measured against our peer group of companies.

Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit program is consistent with both our compensation philosophy and our corporate governance guidelines:

•

with the assistance of Oyster Pond Associates, our independent executive compensation and benefits consultant, evaluated the competitive level of executive pay as measured against our peer group (see discussion under “Compensation Discussion and Analysis—Competitive Market Review”),

•	maintained a practice of reviewing the performance and determining the total compensation earned, paid or awarded to our Chief Executive Officer, and

•

reviewed on an annual basis the performance of our officers with assistance from our Chief Executive Officer, and determined what we believe to be appropriate total compensation based on competitive levels as measured against our peer group (see discussion under “Compensation Discussion and Analysis—Competitive Market Review”).

Executive Compensation Program

Components of our Compensation Program

Our performance-driven compensation program consists of the four components listed below:

1.	Short-term Compensation

a.	Base Salary

b.	Annual Incentive Bonuses

2.	Long-term Compensation

3.	Benefits

4.	Severance Compensation and Termination Protection

We refer to the combination of base salary, annual adjustments to base salary, and annual incentive bonuses as “Short-term Compensation.” We use short-term compensation to motivate and reward our key executives in accordance with our performance management process. We have established a goal deployment program to operationalize our strategic priorities, to set and refine Company objectives, and to cascade those objectives throughout the organization.

We balance individual, functional area, and Company-wide goals and achievements. On an individual level, each member of our executive team sets goals, focusing on the categories mentioned above, with an emphasis on measurable and achievable goals. Our goal setting process is participatory. Each executive participates in establishing the objectives of our Company as a whole, and offers his or her views as to the goals of each other functional area, insofar as those goals impact the individual executive’s own functional area. We also ask our executives to provide feedback not only on their own performance and that of their particular area, but also of other functional areas and our entire organization. We see this process both as the optimal means of assembling accurate information regarding the expectation and realization of performance, as well as an integral part of our culture of collaborative, team-oriented management.

In 2008, our Company goals included:

Oncophage

•	Register and commercialize Oncophage in Russia

•	File for registration in Europe

•	Clarify registration strategy in Glioma and complete enrollment in our phase II trial

QS-21

•	Ensure agreements with all licensees are monitored and supported

•	Raise the profile of QS-21 in the context of Antigenics overall value proposition

General Research

•	Continue to advance the development of our preclinical pipeline and new technologies that improve our clinical programs

General Finance and Administration

•	Ensure the availability and effective allocation of financial, human and other resources as required to achieve our strategic priorities

•	Raise a minimum of $30 million

Each year we evaluate the achievement of Company goals and objectives, functional area goals and individual executive performance. At the end of the year, we review final performance results versus our goals and objectives and begin discussions regarding goals and objectives for the next fiscal year. Incentive compensation, based on the achievement of goals and objectives, may be awarded in the form of an annual cash bonus and equity-based awards. Our annual incentive bonus rewards for the achievement of annual goals and objectives. Equity-based awards are used to align the interests of our executives with those of our stockholders and to promote a long-term performance perspective and progress toward achieving our long-term strategy.

Our senior executives’ total compensation may vary significantly year to year based on Company, functional area and individual performance. Further, the value of equity awards made to our senior executives will vary in value based on our stock price performance.

1. Short-term Compensation.

Our short-term compensation program consists of base salary and annual incentive bonuses. Base salary will typically be used to recognize the experience, skills, knowledge, and responsibilities required of each officer, as well as competitive market conditions.

a.	Base Salary: Base salaries for our executives are generally positioned at or around the 60th percentile versus our peer group (see “Competitive Market Review” for further information on the peer group). In establishing the base salaries of the executive officers, our Compensation Committee and management take into account a number of factors, including the executive’s seniority, position and functional role, and level of responsibility.

•

For newly hired personnel, we consider the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join our Company. In addition, we consider the competitive market for corresponding positions within comparable companies of similar size and stage of development.

•

For individuals newly promoted to the position, as with individuals newly employed from outside the Company, we consider the competitive market and their prior salary and experience. Where these individuals may not have the same level of experience at the time of promotion as a counterpart hired from outside the Company, we may define a multi-step approach to bringing their salaries in line with targeted levels. Salary increases at each of these points in time will be contingent on the continuing good performance of the individual.

The base salary of our named executive group is reviewed on an annual basis, and adjustments are made to reflect performance-based factors, as well as competitive conditions. Increases are considered within the context of our overall annual financial constraints before more specific individual and market competitive factors are considered. We do not apply specific formulas to determine increases. Generally, executive salaries are reviewed in the fourth quarter and adjusted effective January 1 of each year.

b.	Annual Incentive Bonuses: Annual incentive bonuses for our executive officers are based on the achievement of the Company’s annual goals and objectives and functional area goals, as well as individual performance objectives as outlined in our 2004 Executive Incentive Plan (the “Executive Incentive Plan”). Awards under the program are based on a qualitative review of the facts and circumstances related to Company and departmental, functional and individual performance when determining each individual’s annual incentive bonus. An individual may receive an award from zero to 150% of his or her target bonus based on the review of results. Generally, the annual incentive bonus is paid in cash. However, in an effort to conserve cash, the Compensation Committee elected to deliver a substantial portion of the executive’s annual incentive bonus in the form of restricted stock in 2007 and all of the annual incentive bonus in the form of restricted stock in 2008.

For the 2007 and 2008 performance years, the target bonuses as a percentage of base salary were as follows:

	Target Bonus
Named Executive Officer	2007	2008
Dr. Armen	50%	50%
Ms. Sharp	40%	40%
Ms. Valentine	30%	30%
Ms. Wentworth	40%	40%
Ms. Klaskin	30%	30%

For the 2007 and 2008 performance year, the annual incentive awards granted to our executive officers and other members of key management were based largely on total company performance with limited adjustments for the executive’s individual performance. This approach was taken to acknowledge and reinforce the importance of teamwork in addressing the unique set of performance challenges facing the Company in this cycle, which included the reduction of staff and resources, the consolidation of priorities and the attendant need to optimize cross-functional cooperation.

Approximately 85% of the incentive awards granted for 2007 performance and 100% of the incentive awards granted for 2008 performance were delivered as restricted stock. The rationale for this method of payment was to:

•	Conserve our limited cash resources,

•	Further reinforce the link between executive pay and stockholder value creation, and

•	Reward performance while providing additional retention incentives.

The total payout (cash and restricted stock) for 2007 performance was approximately 150% of target and approximately 60% of target for 2008 performance.

2. Long-term Compensation.

At present, our long-term compensation consists of stock options and restricted stock grants. Our stock options and restricted stock grants are designed to align management’s performance objectives with the interests of our stockholders. Our Compensation Committee grants options and restricted stock to key executives to enable them to participate in long-term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry-based. Additionally, through each grant’s vesting schedule, stock options and restricted stock provide a means of encouraging the retention of key executives. In general, stock options and restricted stock awards are granted annually and are subject to vesting based on the executive’s continued employment. Most options vest 25% per year over four years, with no vesting from the date of grant until the first anniversary. The first long term restricted stock award was granted in September 2008 and vests 33% per year over three years. All restricted stock issued to our executive officers and other members of key management in lieu of cash for our annual incentive bonus have had shorter term vesting provisions.

On January 10, 2008, in connection with the 2007 annual incentive bonus, the Compensation Committee issued two restricted stock grants to our named executive officers and other members of key management. The first restricted stock grant vested on the six-month anniversary of the grant and the second stock grant vested on the twelve-month anniversary.

On September 10, 2008, the Compensation Committee issued a stock option grant to our named executive officers and other members of key management. The stock options vest in equal annual increments over three years, with no vesting from the date of grant until the first anniversary.

On January 14, 2009, in connection with the 2008 annual incentive bonus, the Compensation Committee issued a restricted stock grant to named executive officers and other key members of management which vests on the six-month anniversary of the grant.

The details of all stock options and restricted stock grants made to named executive officers in 2008 are outlined in the section entitled “Compensation Actions for our Chief Executive Officer and our other Named Executive Officers” and are also reflected in the Summary Compensation Table.

Our Compensation Committee has and will continue to consider alternative vesting strategies based on the achievement of milestones, determined on an individual, functional area and company-wide level, and may introduce such performance-based vesting in the future.

Initial and Promotional Stock Option Grants:

The size of the initial option grant made to executives upon joining the Company or to current employees being promoted to executive positions is primarily based on competitive conditions applicable to the executive’s specific position. In addition, the Compensation Committee considers the number of options owned by other executives in comparable positions within our Company and has, with the assistance of our independent compensation consultant, established stock option guidelines for specified categories of executives. We believe this strategy is consistent with the approach of other development-stage companies in our industry and, in our Compensation Committee’s view, is appropriate for aligning the interests of our executives with those of our stockholders over the long-term.

Market Comparisons:

We use a number of methodologies to make external comparisons when we set the number of options to be granted to each executive. On an individual basis, we compare:

•	the fair value of the grant using a Black-Scholes valuation model for equity awards that is consistent with Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”),

•	the face value of the grant by position,

•	the face value of the grant as a multiple of base salary,

•	the number of option shares granted by position,

•	the number of option shares, in total, granted, and still held, by position as a percentage of total option shares granted and of total common shares outstanding, and

•	the proportion of exercisable to non-exercisable option shares held, in total.

On a total Company basis, when it is appropriate, we analyze:

•	total annual option burn rates,

•	total number of options remaining in the approved pool under the 1999 EIP, and

•	equity overhang.

We believe these comparisons provide important additional context for comparing the competitive level of our equity-based compensation practices versus the market.

Ultimately, awards to senior executives are driven by their performance over time, their ability to impact our results that drive stockholder value, their level within the organization, their potential to take on roles of increasing responsibility in our Company, and competitive equity award levels for similar positions and organization levels in our peer companies. Equity awards are not granted automatically to our executives on an annual basis.

While we expect our senior executives to hold a significant portion of their stock for the longer term, we have not yet established formal share retention guidelines. Directors, executive officers, and all other employees of our Company are required to sign our Company’s Policy Statement on Securities Trades. This policy prohibits trading on, or disclosing, material non-public information, and also establishes “black-out” periods for directors, officers, and certain other members of key management to avoid even the appearance of impropriety.

3. Benefits.

We provide the following benefits to our senior executives generally on the same basis as the benefits provided to all employees:

•	Health and dental insurance,

•	Life insurance,

•	Short- and long-term disability,

•	401(k) plan, and

•	Employee Stock Purchase Plan.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

4. Severance Compensation and Termination Protection.

We have entered into employment and change in control arrangements with Dr. Armen, Ms. Sharp, Ms. Valentine and Ms. Wentworth and a change of control plan with Ms. Klaskin. These arrangements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause by us, each as is defined in the respective agreements or plan.

The employment and change in control arrangements between our Company and our senior executives and the related severance compensation provisions are designed to meet the following objectives:

•

Change of Control: As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, the potential for a merger or being acquired may be in the best interests of our stockholders. We provide severance compensation if an executive is terminated as a result of a change of control transaction to maintain continuity in the event a potential transaction is announced and to promote the ability of our senior executives to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.

•

Termination without Cause: If we terminate the employment of a senior executive without cause, or the executive resigns for good reason as defined in the applicable agreement, we are obligated to continue to pay the base salary, bonus, and medical and dental benefits for a defined period, as well as to provide outplacement services. We believe this is appropriate because the terminated executive is bound by confidentiality, non-solicitation and non-compete provisions covering one year after termination and because we and the executive have mutually agreed to a severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if we consider such a change to be in our and our stockholders’ best interests.

The payments provided under these arrangements are as follows:

•

Change of Control: Upon a change of control, 50% of the executives’ unvested stock options immediately vest. If the executive is terminated or resigns for good reason as a result of the change of control, the remaining 50% vests.

•	If Dr. Armen is terminated or resigns for good reason, he is entitled to:

•	24 months base salary, bonus, and medical and dental benefits continuation,

•	outplacement services, and

•	a gross-up payment to cover any excise taxes required under Section 280G of the Code.

•

Other named executive officers with executive employment and/or change in control arrangements are entitled to 18 months base salary, bonus, and medical and dental benefits continuation, outplacement services and Section 280G of the Code gross-up payments under the same circumstances.

•	Termination without Cause:

•

If we terminate Dr. Armen’s employment without cause or he resigns for good reason not involving a change of control, he is entitled to 18 months base salary, bonus, and medical and dental benefits continuation, and outplacement services.

•

Other named executive officers with executive employment agreements are entitled to 12 months base salary, bonus, and medical and dental benefits continuation, and outplacement services under the same circumstances.

Executive employment and change in control arrangements are covered in greater detail in the section entitled “Potential Payments Upon Termination or Change of Control.”

Compensation Actions for our Chief Executive Officer and our other Named Executive Officers

Compensation actions for 2008 and 2009 reflect our management’s and our Compensation Committee’s assessments of performance relative to Company goals and objectives, departmental or functional area goals and individual performance objectives, and comparisons against market references described earlier in this discussion.

Dr. Armen, our Chief Executive Officer, makes recommendations to our Compensation Committee as to individual compensation actions for the senior executives, including the named executive officers. Using the same criteria outlined above, our Compensation Committee works with the Vice President of Human Resources and the Company’s independent compensation consultant to determine the specific compensation actions for our named executive officers.

Our compensation actions for our Chief Executive Officer and our other named executive officers are summarized as follows:

Dr. Garo H. Armen—Chairman and Chief Executive Officer

Compensation Actions for 2008:

•	Base Salary: In 2008, our Compensation Committee, at Dr. Armen’s request, did not increase Dr. Armen’s base salary. His 2008 base salary remained at $440,000.

•

Annual Incentive Bonus: In January 2008, our Compensation Committee granted Dr. Armen an annual incentive bonus. The Compensation Committee awarded Dr. Armen a cash incentive bonus of $55,000 and 120,087 shares of restricted stock valued at $287,008 as outlined in the section below entitled “Equity Compensation,” to reward him for his performance in 2007.

•

Equity Compensation: In January 2008, Dr. Armen was granted 120,087 shares of restricted stock in two grants. One grant of 60,044 restricted shares vested on the six-month anniversary of the grant and the other grant of 60,043 restricted shares vested on the twelve-month anniversary of the grant. On September 10, 2008, our Compensation Committee granted Dr. Armen 255,000 stock options with an exercise price of $1.57, and 45,000 shares of restricted stock. These options and shares vest in equal annual increments over three years beginning with the first anniversary of the grant. All of these options were granted with the exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

Compensation Actions for 2009:

•

Base Salary: On January 14, 2009 the Compensation Committee and Dr. Armen agreed that for the foreseeable future and effective February 1, 2009, Dr. Armen would receive 30% of his base salary in unrestricted shares of common stock of the Company and 70% of his base salary in cash. As of the date of this filing, our Compensation Committee has made no change to Dr. Armen’s base salary for 2009.

•

Annual Incentive Bonus: In January 2009, our Compensation Committee approved the granting of an annual incentive bonus to Dr. Armen. The Compensation Committee approved granting Dr. Armen 330,000 shares of restricted stock in lieu of cash as outlined in the section below entitled “Equity Compensation,” to reward him for his performance in 2008 subject to stockholder approval of the 2009 EIP.

•

Equity Compensation: In January 2009, Dr. Armen was granted 330,000 shares of restricted stock subject to stockholder approval of the 2009 EIP and, if awarded, will vest on July 14, 2009. As part of the adjustment to his base salary, effective February 1, 2009, Dr. Armen receives 30% of his base salary in unrestricted shares of common stock which is payable monthly in arrears on the first day of each month based on the prior month’s average closing price of the Company’s stock.

Karen H. Valentine—Vice President and General Counsel

Compensation Actions for 2008:

•

Base Salary: In January 2008, our Compensation Committee set Ms. Valentine’s 2008 base salary at $220,000. This base salary represents a 10% increase from the prior year’s salary of $200,000. This increase was awarded by our Compensation Committee in connection with Ms. Valentine’s promotion from Vice President, Legal to Vice President and General Counsel.

•

Annual Incentive Bonus: In January 2008, our Compensation Committee granted Ms. Valentine an annual incentive bonus. The Compensation Committee awarded Ms. Valentine a cash incentive bonus of $15,000 and 32,751 shares of restricted stock valued at $78,275 as outlined in the section below entitled “Equity Compensation,” to reward her for her performance in 2007.

•

Equity Compensation: In January 2008, Ms. Valentine was granted 32,751 shares of restricted stock in two grants. One grant of 16,376 restricted shares vested on the six-month anniversary of the grant and the other grant of 16,375 restricted shares vested on the twelve-month anniversary of the grant. On September 10, 2008, our Compensation Committee granted Ms. Valentine 50,000 stock options with an exercise price of $1.57, and 10,000 shares of restricted stock. These options and shares vest in equal annual increments over three years beginning with the first anniversary of the grant. All of these options were granted with the exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

Compensation Actions for 2009:

•	Base Salary: As of the date of this filing, our Compensation Committee has made no change to Ms. Valentine’s base salary for 2009.

•

Annual Incentive Bonus: In January 2009, our Compensation Committee awarded Ms. Valentine an annual incentive bonus of 67,300 shares of restricted stock in lieu of cash valued at $24,901 as outlined in the section below entitled “Equity Compensation,” to reward her for her performance in the 2008 performance year.

•

Equity Compensation: In January 2009, Ms. Valentine was awarded 67,300 shares of restricted stock which vests on the six-month anniversary of the date of the grant. As of the date of this filing, the Committee has made no stock option grants to Ms. Valentine in 2009.

Shalini Sharp—Vice President and Chief Financial Officer

Compensation Actions for 2008:

•	Base Salary: Ms. Sharp’s base salary for 2008 remained at $240,000, unchanged from 2007.

•

Annual Incentive Bonus: In January 2008, our Compensation Committee awarded Ms. Sharp a cash bonus of $24,000 and 52,402 shares of restricted stock valued at $125,241 as outlined in the section below entitled “Equity Compensation,” to reward her for her performance in 2007 performance year.

•

Equity Compensation: In January 2008, Ms. Sharp was awarded 52,402 shares of restricted stock in two grants. One grant of 26,201 restricted shares vested on the six-month anniversary of the grant and the other grant of 26,201 restricted shares vested on the twelve-month anniversary of the grant. On September 10, 2008, our Compensation Committee granted Ms. Sharp 65,000 stock options with an exercise price of $1.57, and 15,000 shares of restricted stock. These options and shares vest in equal annual increments over three years beginning with the first anniversary of the grant. All of these options were granted with the exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

Compensation Actions for 2009:

•	Base Salary: As of the date of this filing, our Compensation Committee has made no change to Ms. Sharp’s base salary for 2009.

•

Annual Incentive Bonus: In January 2009, our Compensation Committee awarded Ms. Sharp an annual incentive bonus of 115,200 shares of restricted stock in lieu of cash valued at $42,624 as outlined in the section below entitled “Equity Compensation,” to reward her for her performance in the 2008 performance year.

•

Equity Compensation: In January 2009, Ms. Sharp was awarded 115,200 shares of restricted stock which vests on the six-month anniversary of the date of the grant. As of the date of this filing, the Committee has made no stock option grants to Ms. Sharp in 2009.

Kerry A. Wentworth—Vice President, Clinical Operations and Regulatory Affairs

Compensation Actions for 2008:

•

Base Salary: In January 2008, our Compensation Committee set Ms. Wentworth’s 2008 base salary at $240,000. This base salary represents a 9% increase from the prior year’s salary of $220,000. This increase was awarded by our Compensation Committee to bring Ms. Wentworth’s salary in line with our market references.

•

Annual Incentive Bonus: In January 2008, our Compensation Committee awarded Ms. Wentworth a cash bonus of $22,000 and 48,035 valued at $114,804 shares of restricted stock, as outlined in the section below entitled “Equity Compensation,” to reward her performance in the 2007 performance year.

•

Equity Compensation: In January 2008, Ms. Wentworth was granted 48,035 shares of restricted stock in two grants. One grant of 24,018 restricted shares vested on the six-month anniversary of the grant and the other grant of 24,017 restricted shares vested on the twelve-month anniversary of the grant. On September 10, 2008, our Compensation Committee granted Ms. Wentworth 65,000 stock options with an exercise price of $1.57, and 15,000 shares of restricted stock. These options and shares vest in equal annual increments over three years beginning with the first anniversary of the grant. All of these options were granted with the exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

Compensation Actions for 2009:

•	Base Salary: As of the date of this filing, our Compensation Committee has made no change to Ms. Wentworth’s base salary for 2009.

•

Annual Incentive Bonus: In January 2009, our Compensation Committee awarded Ms. Wentworth an annual incentive bonus of 115,200 shares of restricted stock in lieu of cash valued at $42,624 as outlined in the section below entitled “Equity Compensation,” to reward her for her performance in the 2008 performance year.

•

Equity Compensation: In January 2009, Ms. Wentworth was awarded 115,200 shares of restricted stock which vests on the six-month anniversary of the grant. As of the date of this filing, the Committee has made no stock option grants to Ms. Wentworth in 2009.

Christine M. Klaskin—Vice President, Finance

Compensation Actions for 2008:

•	Base Salary: Ms. Klaskin’s base salary for 2008 remained at $185,000, unchanged from 2007.

•

Annual Incentive Bonus: In January 2008, Ms. Klaskin was awarded a cash bonus in the amount of $13,875 and 30,295 shares of restricted stock valued at $72,405 as outlined below in the section entitled “Equity Compensation,” to reward her for her performance in 2007.

•

Equity Compensation: In January 2008, Ms. Klaskin was awarded 30,295 shares of restricted stock. One grant of 15,148 restricted shares vested on the six-month anniversary of the grant and the other grant of 15,147 restricted shares vested on the twelve-month anniversary of the grant. On September 10, 2008, our Compensation Committee granted Ms. Klaskin 50,000 stock options with an exercise price of $1.57, and 10,000 shares of restricted stock. These options and shares vest in equal annual increments over three years beginning with the first anniversary of the grant. All of these options were granted with the exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

Compensation Actions for 2009:

•	Base Salary: As of the date of this filing, our Compensation Committee has made no change to Ms. Klaskin’s base salary for 2009.

•

Annual Incentive Bonus: In January 2009, our Compensation Committee awarded Ms. Klaskin an annual incentive bonus of 66,600 shares of restricted stock in lieu of cash valued at $24,420 as outlined in the section below entitled “Equity Compensation,” to reward her for her performance in the 2008 performance year.

•

Equity Compensation: In January 2009, Ms. Klaskin was awarded 66,600 shares of restricted stock which vests on the six-month anniversary of the date of the grant. As of the date of this filing, the Committee has made no stock option grants to Ms. Klaskin in 2009.

Competitive Market Review

The market for top tier executive talent is highly competitive. Our objective is to attract and retain a superior leadership team. In doing so, we aim to draw upon a pool of talent that is highly sought after by both large and established pharmaceutical and biotechnology companies in and outside our geographic area and by other development-stage life science companies.

We believe we have competitive advantages in our ability to offer significant upside potential through stock options and other equity instruments. Nonetheless, we must recognize market cash compensation levels and satisfy the day-to-day financial requirements of our candidates through competitive base salaries and cash bonuses. We also compete on the basis of our vision of future success, our culture and values, the cohesiveness and productivity of our teams, and the excellence of our scientists and management personnel.

In order to succeed in attracting highly talented executives, we continuously monitor market trends and draw upon surveys prepared by The Radford Biotechnology division of AON Consulting, custom research developed by our compensation consultants, and other nationally recognized surveys. Our Compensation Committee reviews data that analyzes various cross-sections of our industry as well as relevant geographical areas.

Market References: How We Define Market and How We Use Market Compensation Data. Since 2003, we have worked with Oyster Pond Associates, an independent compensation consultant, to evaluate our total compensation program and compare it to levels in the market. Our consultant works with our Vice President of Human Resources and the Compensation Committee to interpret results, make certain specific and general recommendations, and assist in the determination of next steps.

Defining the Market. For 2008, we used two market references to compare our executive total compensation practices and levels to those in the market:

1.	Radford Biotechnology Executive Compensation Report by AON Consulting: A national survey of executive compensation levels and practices that covers approximately 1,300 positions in 550 life science organizations. We focus primarily on a predetermined subset of companies with between 50 and 149 employees.

2.	Proxy data derived from a select peer group of biotech companies of a similar size, market capitalization, development stage and therapeutic focus. The composition of this group is reassessed on an annual basis with guidance from our compensation consultants, Oyster Pond Associates. The select peer group was updated in January 2008, and currently consists of the following fourteen (14) companies: ArQule, Biocryst Pharmaceuticals, Cell Genesys, Cell Therapeutics, CombinatoRx, Cytokinetics, Dendreon, Immunogen, Micromet, Onyx Pharmaceuticals, Poniard Pharmaceuticals, Sunesis, Supergen, and Vical.

Determining Market Levels and Specific Comparisons. We compare our practices and levels by each compensation component, by total annual compensation (including target annual incentive opportunity) and by total compensation including equity compensation components. The competitive comparisons made in this process are used to determine our approximate position relative to the appropriate market reference by compensation component and in total.

Total Compensation

We intend to continue our strategy of compensating our named executive officers at competitive levels, with the opportunity to earn above-market pay for above-market performance, through programs that emphasize performance-based incentive compensation in the form of cash and equity.

For 2008, the total compensation paid to the named executive officers generally fell between the 25th and 60th percentile of total compensation paid to executives holding equivalent positions in our peer group of companies. We believe that the total compensation was reasonable in the aggregate. Further, in light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual cash incentive awards (bonus), long-term equity-based incentive compensation, and certain other benefits.

The competitive posture of our total annual compensation versus the market references will vary year to year based on Company, functional area, and individual performance, as well as the performance of the peer group companies and their respective level of annual performance bonus awards made to their executives. We believe our target total annual direct compensation is generally positioned at approximately the 50th to 60th percentile, with an emphasis on performance-based variable compensation.

Evolution of our Compensation Strategy

Our compensation strategy is necessarily tied to our stage of development. Accordingly, the specific direction, emphasis, and components of our executive compensation program continue to evolve in parallel with the evolution of our business strategy. For example, we expect that if we become a fully integrated commercial company, our executive compensation program, in particular our Executive Incentive Plan, will focus more on quantitative performance metrics. Our Compensation Discussion and Analysis would, in the future, reflect these evolutionary changes.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board consists entirely of independent directors who are not officers or employees of Antigenics. The Compensation Committee charter is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement.

The Compensation Committee of the Board has reviewed and discussed with management the foregoing Compensation Discussion and Analysis, and based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A for filing with the SEC.

By the Compensation Committee,

Wadih Jordan (Chair)

Margaret M. Eisen

Timothy R. Wright

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation

This table shows certain information about the compensation earned in 2008, 2007 and 2006 by our Chief Executive Officer, our Chief Financial Officer, our Principal Accounting Officer, and our other most highly compensated executive officers who were serving as an executive officer as of December 31, 2008. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(4) ($)	Total ($)
Garo H. Armen, Ph.D.(1)	2008	440,000	424,431	650,878	—	34,804	1,550,113
Chief Executive Officer	2007	440,000	132,231	882,821	55,000	35,754	1,545,806
	2006	440,000	—	940,359	—	39,910	1,420,269

Shalini Sharp	2008	240,000	142,995	138,238	—	10,358	531,591
Vice President and Chief Financial Officer	2007	240,000	22,970	120,654	24,000	7,508	415,132
	2006	181,921	3,329	80,418	48,000	10,712	324,380

Karen H. Valentine(5)	2008	220,000	90,131	65,179	—	19,825	395,135
Vice President and General Counsel	2007	n/a	n/a	n/a	n/a	n/a	n/a
	2006	n/a	n/a	n/a	n/a	n/a	n/a

Kerry A. Wentworth	2008	240,000	132,520	174,142	—	22,830	569,492
Vice President, Clinical Operations and Regulatory Affairs	2007	220,000	22,788	133,578	22,000	12,653	411,019
	2006	204,046	3,329	91,563	52,586	14,901	366,425

Christine M. Klaskin	2008	185,000	82,351	61,347	—	9,255	337,953
Vice President, Finance and Principal Accounting Officer	2007	185,000	12,890	55,925	13,875	8,022	275,712
	2006	156,811	1,996	38,869	26,016	9,886	233,578

(1)	As an employee-director, Dr. Armen receives no additional compensation for his services to the Board.
(2)	Based on the fair value of nonvested shares on the grant date. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 16, 2009 for assumptions applied.
(3)	We use the Black-Scholes option pricing model to value the options granted. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 16, 2009 for assumptions applied.
(4)	Please see the table below.
(5)	Ms. Valentine became a named executive officer of the Company in 2008.

2008:

Executive Officer	Insurance Premiums ($)	401(k) Company Match ($)	Car Service to Base Office ($)	Discounted Securities Purchases ($)	Other Benefits ($)	Total ($)
Garo H. Armen, Ph.D.	14,514	3,181	15,109	—	2,000	34,804
Shalini Sharp	2,046	6,900	—	1,149	263	10,358
Karen H. Valentine	11,676	6,402	—	1,747	—	19,825
Kerry A. Wentworth	5,639	6,645	—	—	10,546	22,830
Christine M. Klaskin	2,293	5,188	—	574	1,200	9,255

2007:

Executive Officer	Insurance Premiums ($)	401(k) Company Match ($)	Car Service to Base Office ($)	Other Benefits ($)	Total ($)
Garo H. Armen, Ph.D.	14,250	3,181	15,600	2,723	35,754
Shalini Sharp	1,943	4,750	—	815	7,508
Kerry A. Wentworth	5,456	6,600	—	597	12,653
Christine M. Klaskin	2,126	4,696	—	1,200	8,022

2006:

Executive Officer	Insurance Premiums ($)	401(k) Company Match ($)	Car Service to Base Office ($)	Discounted Securities Purchases ($)	Other Benefits ($)	Total ($)
Garo H. Armen, Ph.D.	14,347	4,569	17,769	—	3,225	39,910
Shalini Sharp	2,174	6,159	—	1,618	761	10,712
Kerry A. Wentworth	5,636	9,150	—	—	115	14,901
Christine M. Klaskin	1,927	6,759	—	—	1,200	9,886

Grants of Plan-Based Awards for 2008

This table shows our grants of plan-based awards to named executive officers in 2008. All of the awards under the Non-Equity Incentive Plan were made under our Executive Incentive Plan. All Stock Awards and Other Option awards were made under our 1999 EIP.

Executive Officer	Grant Date		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)

Garo H. Armen, Ph.D.	1/10/08	(1)	60,044	—	—	143,505
Chief Executive Officer	1/10/08	(2)	60,043	—	—	143,502
	9/10/08	(3)	—	255,000	1.57	269,714
	9/10/08	(3)	45,000	—	—	70,650

Shalini Sharp	1/10/08	(1)	26,201	—	—	62,620
Vice President and Chief Financial Officer	1/10/08	(2)	26,201	—	—	62,620
	9/10/08	(3)	—	65,000	1.57	68,751
	9/10/08	(3)	15,000	—	—	23,550

Karen H. Valentine	1/10/08	(1)	16,376	—	—	39,139
Vice President and General Counsel	1/10/08	(2)	16,375	—	—	39,136
	9/10/08	(3)	—	50,000	1.57	52,885
	9/10/08	(3)	10,000	—	—	15,700

Kerry A. Wentworth	1/10/08	(1)	24,018	—	—	57,403
Vice President, Clinical Operations and Regulatory Affairs	1/10/08	(2)	24,017	—	—	57,401
	9/10/08	(3)	—	65,000	1.57	68,751
	9/10/08	(3)	15,000	—	—	23,550

Christine M. Klaskin	1/10/08	(1)	15,148	—	—	36,204
Vice President, Finance and Principal Accounting Officer	1/10/08	(2)	15,147	—	—	36,201
	9/10/08	(3)	—	50,000	1.57	52,885
	9/10/08	(3)	10,000	—	—	15,700

(1)	The restricted stock vested on the six-month anniversary of the grant date.
(2)	The restricted stock vested on the twelve-month anniversary of the grant date.
(3)	The shares vest in equal increments over three years beginning with the first anniversary of the grant date.
(4)	We use the Black-Scholes option pricing model to value the options granted. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 16, 2009 for assumptions applied.

Our compensation package for named executive officers consists of base salary, an annual incentive bonus, and long-term compensation in the form of stock options and restricted stock. We also provide benefits and severance/termination protection. In light of our stage of development and the importance of achieving our short- and long-term strategic objectives, considerable emphasis is placed on the annual incentive bonus and equity-based compensation components of the total compensation package. Dr. Armen, Ms. Sharp, Ms. Valentine and Ms. Wentworth each currently have an employment and change in control agreement providing a minimum base salary. The employment and change in control agreements for our current and former executive officers entitle them to participate in employee benefit and fringe benefit plans and programs made available to executives generally. Additionally, the employment and change in control agreements provide for the reimbursement of reasonable, customary and necessary business expenses, subject to our Travel Policy. For our executives, all other compensation items, including perquisites, comprise a small portion of overall total compensation.

As discussed in the Compensation Discussion and Analysis, our Company also has the Executive Incentive Plan, the purpose of which is to provide additional incentives for executive officers to contribute to the success of the Company. The Executive Incentive Plan provides for significant competitive incentive awards which relate directly to the achievement of corporate objectives and individual performance goals. This, in turn, is expected to promote the interests of stockholders and enhance our ability to attract, motivate and retain high performing executive officers. Target incentive awards typically range from 30-50% of an executive officer’s base salary. Funding for the target incentive awards is based on the extent to which we achieve a predetermined set of corporate objectives and milestones. Individual awards can be adjusted to reflect the individual executive officer’s contribution to achieving these corporate objectives and milestones and range from 0 to 150% of the executive officer’s target incentive award

Furthermore, we grant stock options and restricted stock to executive officers under our 1999 EIP, including without limitation, equity compensation awards made under our Executive Incentive Plan. Our 1999 EIP is designed to directly align the long-term financial interests of our executive officers and our stockholders, to assist in the retention of executive officers by providing meaningful ownership interest in Antigenics that vests over time, and to encourage our executive officers to think and act like owners of the business. Historically, we have used a five-year vesting period and a ten-year exercise period for stock option grants. Beginning with grants made in February 2004, we changed the standard vesting period from five to four years to be more consistent with market practice and from time to time have issued grants with shorter vesting periods. In September 2008, we granted stock options with a 3 year vesting period.

Our practice is to generally make stock option awards with a four-year vesting period, although in September 2006, we made grants to executives that had a two-year vesting period, the first 33.3% on the first anniversary of the grant date and the balance on the second anniversary. Our use of restricted stock in executive compensation has thus far been primarily directed to grants made in lieu of annual cash incentive bonuses and have not been subject to four year vesting due to the nature of the grants. In January 2007, we granted restricted shares that had a two-year vesting period, the first 50% on the first anniversary of the grant and the balance on the second anniversary. In January 2008, we granted restricted shares that had a one-year vesting period and a six-month vesting period. In January 2009, we granted restricted shares that had a six-month vesting period. In September 2008 we issued our first restricted stock grant to executive officers as a long term incentive. These grants vest in equal increments over three years beginning with the first anniversary of the grant date.

The exercise price for all stock options granted in 2008 equaled the fair market value of the Company’s common stock on the date of the grant. Fair market value on the date of grant was determined as the closing market price of the Company’s common stock on the date of the grant.

We typically grant stock options to new executive officers when they start employment and on an annual basis and upon promotions to positions of greater responsibility. In determining the size of an annual executive grant, we consider the position level, the degree to which the executive’s contributions impacted our results in the past year, the importance of the executive’s skills to our future success, the size of the executive’s current equity position, and competitive market factors.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table shows outstanding equity awards for the named executive officers as of December 31, 2008:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(15) ($)
Garo H. Armen, Ph.D.	82,820	—		12.07	2/1/09	—		—
Chief Executive Officer	171,861	—		12.07	4/29/09	—		—
	150,000	—		14.85	3/14/12	—		—
	75,000	—		7.45	3/14/13	—		—
	175,000	—		10.18	3/11/14	—		—
	225,000	75,000	(1)	6.92	3/10/15	—		—
	318,227	—		1.63	9/15/16	—		—
	—	—		—	—	68,750	(2)	33,000
	52,800	158,400	(3)	2.27	9/12/17	—		—
	—	—		—	—	60,043	(4)	28,821
	—	255,000	(5)	1.57	9/10/18	—		—
	—	—		—	—	45,000	(6)	21,600

Shalini Sharp	20,000	—		12.45	8/5/13	—		—
Vice President and Chief Financial Officer	6,800	—		10.36	2/18/14	—		—
	15,000	5,000	(7)	9.43	1/10/15	—		—
	13,333	6,667	(8)	5.13	3/22/16	—		—
	30,000	30,000	(9)	1.74	9/13/16	—		—
	22,267	—		1.63	9/15/16	—		—
	—	—		—	—	8,000	(2)	3,840
	27,800	83,400	(3)	2.27	9/12/17	—		—
	—	—		—	—	26,201	(4)	12,576
	—	65,000	(5)	1.57	9/10/18	—		—
	—	—		—	—	15,000	(6)	7,200

Karen H. Valentine	15,000	—		10.17	3/22/14	—		—
Vice President and General Counsel	5,625	1,875	(11)	6.30	3/7/15	—		—
	3,750	3,750	(14)	4.76	1/1/16	—		—
	5,000	2,500	(8)	5.13	3/22/16	—		—
	12,500	—		1.63	9/15/16	—		—
	15,000	15,000	(13)	2.03	12/4/16	—		—
	—	—		—	—	5,209	(2)	2,500
	12,225	36,675	(3)	2.27	9/12/17	—		—
	—	—		—	—	16,375	(4)	7,860
	—	50,000	(5)	1.57	9/10/18	—		—
	—	—		—	—	10,000	(6)	4,800

Kerry A. Wentworth	40,000	—		6.77	11/1/14	—		—
Vice President, Clinical Operations and Regulatory Affairs	13,333	6,667	(8)	5.13	3/22/16	—		—
	30,000	30,000	(10)	2.03	6/14/16	—		—
	20,000	—		1.63	9/15/16	—		—
	—	—		—	—	7,907	(2)	3,795
	40,300	120,900	(3)	2.27	9/12/17	—		—
	—	—		—	—	24,017	(4)	11,528
	—	65,000	(5)	1.57	9/10/18	—		—
	—	—		—	—	15,000	(6)	7,200

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(15) ($)
Christine M. Klaskin	1,000	—		13.50	2/4/10	—		—
Vice President, Finance and Principal Accounting Officer	1,000	—		14.52	1/5/12	—		—
	5,000	—		9.00	6/7/12	—		—
	5,000	—		8.99	2/11/13	—		—
	6,800	—		10.36	2/18/14	—		—
	5,625	1,875	(11)	6.30	3/7/15	—		—
	6,666	3,334	(8)	5.13	3/22/16	—		—
	15,000	15,000	(12)	1.74	9/13/16	—		—
	15,311	—		1.63	9/15/16	—		—
	—	—		—	—	4,336	(2)	2,081
	12,225	36,675	(3)	2.27	9/12/17	—		—
	—	—		—	—	15,147	(4)	7,271
	—	50,000	(5)	1.57	9/10/18	—		—
	—	—		—	—	10,000	(6)	4,800

(1)	The options vested on March 10, 2009.
(2)	The restricted stock vested on January 5, 2009.
(3)	The options vest in three equal annual installments beginning on September 12, 2009, provided the executive is still employed with us.
(4)	The restricted stock vested on January 10, 2009.
(5)	The options vest in three equal annual installments beginning September 10, 2009, provided the executive remains employed with us.
(6)	The restricted stock vests in three equal annual installments beginning September 10, 2009, provided the executive remains employed with us.
(7)	The options vested on January 10, 2009.
(8)	The options vested on March 22, 2009.
(9)	The options vest with respect to 15,000 shares on each of September 13, 2009, and 2010, provided Ms. Sharp remains employed with us.
(10)	The options vest with respect to 15,000 shares on each of June 14, 2009, and 2010, provided Ms. Wentworth remains employed with us.
(11)	The options vested on March 7, 2009.
(12)	The options vest with respect to 7,500 shares on each of September 13, 2009, and 2010, provided Ms. Klaskin remains employed with us.
(13)	The options vest with respect to 7,500 shares on each of December 4, 2009 and 2010, provided Ms. Valentine remains employed with us.
(14)	Options to purchase 1,875 shares vested on January 1, 2009 and options to purchase an 1,875 shares will vest on January 1, 2010, provided Ms. Valentine remains employed with us.
(15)	We valued the stock awards using the closing price of our common stock on The NASDAQ Global Market on December 31, 2008, which was $0.48 per share, utilizing the same assumptions that we utilize under SFAS No. 123R for our financial reporting.

Option Exercises and Stock Vested for 2008

The following table shows information about restricted stock that vested in 2008 and the value realized on those awards by our named executive officers in 2008. No stock options were exercised by our named executive officers in 2008.

	Stock Awards
Name	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)
Garo Armen Chief Executive Officer	128,794	254,177

Shalini Sharp Vice President and Chief Financial Officer	35,868	67,115

Karen H. Valentine Vice President and General Counsel	22,918	43,060
Kerry A. Wentworth Vice President, Clinical Operations and Regulatory Affairs	33,591	63,070

Christine M. Klaskin Vice President, Finance and Principal Accounting Officer	20,484	38,263

Pension Benefits for 2008

We do not have any plans providing for payments or other benefits at, following, or in connection with, retirement.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans for 2008

We do not have any nonqualified defined contribution plans or other deferred compensation plans for our executive officers.

Potential Payments Upon Termination or Change of Control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the executive officers named in the Summary Compensation Table in the event of a termination of employment or a change of control. Dr. Armen, Ms. Sharp, Ms. Valentine and Ms. Wentworth are each currently party to employment and change in control agreements providing for payments in connection with such officers’ termination or a change in control. Ms. Klaskin is party to a change of control plan providing for payments in connection with a change of control. A “change of control” or “change in control” is defined in each of the agreements and plan generally as (i) the acquisition by any individual, entity or group of 50% or more of the common stock of the Company, (ii) a change in the incumbent board of directors such that incumbent directors cease to constitute at least a majority of our board of directors, (iii) a sale or other disposition of all or substantially all of the assets of the Company, or (iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. The following text and tables summarize the potential payments to each applicable named executive officer assuming that the triggering event occurred on December 31, 2008, the last day of our fiscal year.

Our Chief Executive Officer

Under Dr. Armen’s employment and change in control agreement, if we terminate Dr. Armen’s employment without cause or if he terminates his employment for good reason (as defined), he is entitled to the greater of (i) benefits payable under an executive severance plan, if such a plan exists on the date of termination, or (ii) 18 months of his base salary plus a lump sum payment of 150% of the higher of his target incentive bonus for that year or his last actual incentive bonus, as well as coverage under our medical and dental plans for 18 months following the date of termination, a lump sum payment of $15,000 for outplacement assistance, a gross-up for any taxes with respect to such outplacement assistance payment, a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code and, at the Compensation Committee’s discretion, the acceleration of vesting of any unvested stock options.

Under Dr. Armen’s employment and change in control agreement, “good reason” means the occurrence of any of the following events:

(i)	failure to continue Dr. Armen in the position of Chief Executive Officer,

(ii)	a material and substantial diminution in the nature or scope of his responsibilities,

(iii)	a material reduction in base salary or benefits, or

(iv)	relocation of Dr. Armen’s principal office, without his prior consent, to a location more than 30 miles away.

Upon a change of control, (i) 50% of any of Dr. Armen’s outstanding unvested stock options as of the change of control date become vested and exercisable and (ii) the restriction lapses on 100% of the unvested restricted stock granted on September 10, 2008. If a change of control occurs and, within 24 months, we terminate Dr. Armen’s employment without cause or if he terminates his employment for good reason, he is entitled to:

•	a lump sum payment of 24 months of base salary plus two times the higher of his target incentive bonus for that year or his last actual incentive bonus,

•	coverage under our medical and dental plans for 24 months following the date of termination,

•	a lump sum payment of $15,000 for outplacement assistance,

•	a gross-up for any taxes with respect to such outplacement assistance payment,

•	a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and

•	acceleration of vesting for all unvested stock options as of the date of termination.

Additionally, under Dr. Armen’s employment and change in control agreement, he is subject to a non-competition and non-solicitation period for the greater of 18 months post-termination or the period during which he is receiving post-termination payments from us.

Executive Benefits and Payments Upon Termination or Change of Control	Termination in Connection with a Change of Control* ($)	Termination without Cause or with Good Reason* ($)
Base Salary	880,000	660,000
Bonus Payment	440,000	330,000
Acceleration of Vesting of Equity	34,681	N/A
Perquisites and Other Personal Benefits	42,391	36,104
Gross-up Payments for Change of Control Excise Taxes	N/A	N/A
Total:	1,397,072	1,026,104

*	We used the following assumptions to calculate these payments:

•

We valued stock options accelerated using the closing price of our common stock on The NASDAQ Global Market on December 31, 2008, which was $0.48 per share, utilizing the same assumptions that we utilize under SFAS No. 123R for our financial reporting. Upon a Change of Control without termination the acceleration of vested equity would be valued at $28,141.

•

We assumed in each case that termination is not for cause, the executive does not violate his non-competition or non-solicitation agreements with us following termination, the executive does not receive medical and dental insurance coverage from another employer within two years of termination or change of control (or, in the case of a termination absent a change in control, within the remaining term of the agreement, if longer) and the executive does not incur legal fees requiring reimbursement from us.

•	We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles.

•

Gross-up payments assume a December 31, 2008 change of control and termination date. For purposes of these payments, the following are included as parachute payments: cash severance payable upon termination in connection with a change of control, the value of any outplacement services and benefits continuation due in the event of such a termination, and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $0.48 (the closing price of our common stock on December 31, 2008, the last business day of the year) over the exercise price per share under the option, multiplied by the number of shares subject to the option. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

Other Named Executive Officers

Under the employment and change in control agreements for Ms. Sharp, Ms. Valentine and Ms. Wentworth, if we terminate each officer’s employment without cause or if each officer terminates her employment for good reason, each officer is entitled to:

•	the greater of:

(i)	benefits payable under an executive severance plan, if such a plan exists on the date of termination, or

(ii)	12 months base salary plus a lump sum payment of the higher of the officer’s target incentive bonus for that year or their last actual incentive bonus,

•	coverage under our medical and dental plans for 12 months following the date of termination,

•	a lump sum payment of $15,000 for outplacement assistance,

•	a gross-up for any taxes with respect to such outplacement assistance payment,

•	a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and

•	at the Compensation Committee’s discretion, the acceleration of vesting of any unvested stock options.

Under the employment and change in control agreements for the various named executives, “good reason” means the occurrence of any of the following events:

Good Reason	Ms. Sharp	Ms. Valentine	Ms. Wentworth
Material and substantial diminution in nature of scope of responsibilities(1)	X	X	X
Material reduction in base salary or benefits	X	X	X
Relocation of office by more than 30 miles (without prior consent)(1)	X	X	X
Change of principal place of business from California(2)	X

(1)	For purposes of change of control.
(2)	Termination benefit at reduced level in comparison with other good reason.

Under the employment and change in control agreements for Ms. Sharp, Ms. Valentine and Ms. Wentworth, upon a change of control:

•

50% of any of each officer’s outstanding unvested stock options as of the change of control date become vested and exercisable, the restriction lapses on 100% of the unvested restricted stock granted on September 10, 2008 as of the change of control date, and

•	If a change of control occurs and, within 18 months, we terminate the officer’s employment without cause or if the officer terminates her employment for good reason, the officer is entitled to:

•	a lump sum payment of 18 months of base salary plus 150% of the higher of their target incentive bonus for that year or their last actual incentive bonus,

•	coverage under our medical and dental plans for 18 months following the date of termination,

•	a lump sum payment of $15,000 for outplacement assistance,

•	a gross-up for any taxes with respect to such outplacement assistance payment,

•	a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and

•	the acceleration of vesting for all unvested stock options as of the date of termination.

Under Ms. Sharp’s employment and change in control agreement, her principal place of business is in California. If Ms. Sharp is asked to relocate to the Company’s New York or Massachusetts locations, she has the right to terminate the agreement, and upon such termination, Ms. Sharp is entitled to:

•	six months of her base salary plus a lump sum payment of the higher of one-half of her target incentive bonus for that year or one-half of her actual incentive bonus,

•	coverage under our medical and dental plans for six months following the date of termination,

•	a lump sum payment of $7,500 for outplacement assistance,

•	a gross-up for any taxes with respect to such outplacement assistance payment, and

•	at the Compensation Committee’s discretion, the acceleration of vesting of any unvested stock options.

Under the change of control plan for Ms. Klaskin, upon a change of control:

•

50% of any of each Ms. Klaskin’s outstanding unvested stock options as of the change of control date become vested and exercisable, the restriction lapses on 100% of the unvested restricted stock granted on September 10, 2008 as of the change of control date, and

•	If a change of control occurs and, within 18 months, we terminate the Ms. Klaskin’s employment without cause or if Ms. Klaskin terminates her employment for good reason, she is entitled to:

•	a lump sum payment of 12 months of base salary plus the higher of her target incentive bonus for that year or her last actual incentive bonus,

•	coverage under our medical and dental plans for 12 months following the date of termination,

•	a lump sum payment of $10,000 for outplacement assistance,

•	a gross-up for any taxes with respect to such outplacement assistance payment, and

•	the acceleration of vesting of all unvested stock options as of the date of the change in control.

Additionally, under the officers’ employment and change of control arrangements, they are each subject to a non-competition and non-solicitation period for the greater of 12 months post-termination or the period during which the officer is receiving post-termination payments from us.

Executive Benefits and Payments Upon Termination or Change of Control	Termination in Connection with a Change of Control* ($)				Termination without Cause or with Good Reason* ($)
	Ms. Klaskin	Ms. Valentine	Ms. Sharp	Ms. Wentworth	Ms. Klaskin	Ms. Valentine	Ms. Sharp	Ms. Wentworth
Base Salary	185,000	330,000	360,000	360,000	N/A	220,000	240,000	240,000
Bonus Payment	55,500	99,000	144,000	144,000	N/A	66,000	96,000	96,000
Acceleration of Vesting of Equity	7,956	7,845	12,344	12,830	N/A	N/A	N/A	N/A
Perquisites and Other Personal Benefits	12,549	33,128	18,532	23,924	N/A	27,833	18,102	21,697
Gross-up Payments for Change of Control Excise Taxes	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total:	261,005	469,973	534,876	540,754	N/A	313,833	354,102	357,697

*	We used the following assumptions to calculate these payments:

•

We valued stock options accelerated using the closing price of our common stock on The NASDAQ Global Market on December 31, 2008, which was $0.48 per share, utilizing the same assumptions that we utilize under SFAS No. 123R for our financial reporting. Upon a Change of Control without termination the acceleration of vested equity would be valued at $6,378, $6,322, $9,772, and $10,015 for Ms. Klaskin, Valentine, Sharp and Wentworth respectively.

•

We assumed in each case that termination is not for cause, the executive does not violate her non-competition or non-solicitation agreements with us following termination, the executive does not receive medical and dental insurance coverage from another employer within two years of termination or change of control (or, in the case of a termination absent a change of control, within the remaining term of the agreement, if longer) and the executive does not incur legal fees requiring reimbursement from us.

•	We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles.

•

Gross-up payments assume a December 31, 2008 change of control and termination date. For purposes of these payments, the following are included as parachute payments: cash severance payable upon termination in connection with a change of control, the value of any outplacement services and benefits continuation due in the event of such a termination, and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $0.48 (the closing price of our common stock on December 31, 2008, the last business day of the year) over the exercise price per share under the option, multiplied by the number of shares subject to the option. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

Change of Control Arrangements Under Our 1999 EIP

Under our 1999 EIP, in the event of a change of control (as defined by the Committee appointed by the Board to administer the plan), the Committee in its discretion may provide for acceleration of unvested options, provide for a cash-out of options, adjust the options to reflect the change of control, or cause the options to be assumed.

DIRECTOR COMPENSATION

The following table shows the compensation paid or awarded to each non-employee director for their service as a non-employee director in 2008:

Name	Fees Earned or Paid in Cash(1) ($)	Option Awards(2) ($)	Total ($)
Tom Dechaene	71,500	22,367	93,867
Margaret M. Eisen	48,000	22,367	70,367
Wadih Jordan	41,500	22,367	63,867
Hyam I. Levitsky, M.D.	43,000	23,801	66,801
Timothy R. Wright	42,000	24,727	66,727
Peter Thornton(3)	37,000	14,101	51,101
Brian Corvese	47,500	23,356	70,856
John Hatsopoulos	34,000	20,870	54,870

(1)	Includes fees earned in 2008 but deferred pursuant to our Directors’ Deferred Compensation Plan (as amended).
(2)	We use the Black-Scholes option pricing model to value the options granted. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 16, 2009 for assumptions applied. Each director was granted 15,000 options with a grant date fair value of $22,367 during 2008.
(3)	Mr. Thornton resigned from our Board on December 15, 2008.

Employee directors do not receive any additional compensation for their service as a director. Each year, the Compensation Committee reviews the compensation we pay to our non-employee directors. The committee compares our Board compensation to compensation paid to non-employee directors by similarly sized public companies in similar businesses. The committee also considers the responsibilities that we ask our Board members to assume and the amount of time required to perform those responsibilities.

Cash and Equity Compensation for Non-Employee Directors for 2008

Type of Fee
Annual retainer	$34,000
Additional annual retainer for Lead Director	$18,000
Additional annual retainer for Audit and Finance Committee Chair	$18,000
Additional annual retainer for Audit and Finance Committee member	$9,000
Additional annual retainer for Compensation Committee Chair	$7,500
Additional annual retainer for Compensation Committee member	$5,000
Additional annual retainer for Corporate Governance and Nominating Committee Chair	$6,000
Additional annual retainer for Corporate Governance and Nominating Committee member	$3,000
Additional annual retainer for Research and Development Committee Chair	$6,000
Additional annual retainer for Research and Development Committee member	$3,000
Initial stock option grant(1)	25,000 shares
Annual stock option grant(1)	15,000 shares

(1)	Each stock option grant vests over three years in equal annual installments. Any unvested portion vests automatically on the last day of the term of a director who does not stand for reelection at the end of his or her term.

Antigenics also reimburses non-employee directors for reasonable travel and out-of-pocket expenses in connection with their service as directors.

Our Directors’ Deferred Compensation Plan (as amended) (the “DDCP”) permits each non-employee director to defer all or a portion of his or her cash compensation until his or her service ends or until a specified date. A director may credit his or her deferred cash into an interest bearing account, an equity account, or a combination of both. As a matter of policy, directors are encouraged to elect to defer twenty-five percent of their cash compensation in the form of equity under the DDCP.

The Board has adopted a policy guideline that encourages directors to hold 10,000 shares of equity within a reasonable period of time following their election or appointment to the Board. The directors may utilize the DDCP to acquire these shares. In accordance with the requirements of the plan, elections to defer such compensation must be made prior to the end of the third quarter of the prior calendar year. In some cases a director, due to securities law restrictions, may be unable to purchase such shares until such election takes effect.

OWNERSHIP OF OUR COMMON STOCK

Ownership By Management

On April 1, 2009, Antigenics had 66,858,382 shares of common stock issued and outstanding. This table shows certain information about the beneficial ownership of Antigenics common stock, as of that date, by:

•	each of our current directors,

•	each nominee for director,

•	our Chief Executive Officer,

•	our Chief Financial Officer,

•	our Principal Accounting Officer,

•	our other most highly compensated executive officers who were serving as executive officers as of December 31, 2008 and are named in the Summary Compensation Table, and

•	all of our current directors and executive officers as a group.

According to SEC rules, we have included in the column “Number of Issued Shares” all shares over which the person has sole or shared voting or investment power as of April 1, 2009, and we have included in the column “Number of Shares Issuable” all shares that the person has the right to acquire within 60 days after April 1, 2009 through the exercise of any stock options, or in the case of directors, any shares to be distributed under the DDCP. All shares that a person has a right to acquire within 60 days of April 1, 2009 are deemed outstanding for the purpose of computing the percentage beneficially owned by the person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

Unless otherwise indicated, each person has the sole power (or shares the power with a spouse) to invest and vote the shares listed opposite the person’s name. Where applicable, ownership is subject to community property laws. Our inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table. Except as noted, the address of each stockholder is c/o Antigenics Inc., 162 Fifth Avenue, Suite 900, New York, NY 10010.

Name	Number of Issued Shares		Number of Shares Issuable(1)		Total	Percent
Garo H. Armen, Ph.D.(2)	2,603,521	(3)	1,242,888		3,846,409	5.6%
Tom Dechaene	—		103,446	(4)	103,446	*
Margaret M. Eisen	20,000		70,000		90,000	*
John Hatsopoulos	125,000		53,813	(6)	178,813	*
Wadih Jordan	—		163,487	(5)	163,487	*
Hyam I. Levitsky, M.D.	15,376		21,666		37,042	*
Timothy R. Wright	—		21,666		21,666	*
Brian Corvese	—		21,666		21,666	*
Shalini Sharp	90,091		146,867		236,958	*
Karen H. Valentine	34,674		75,350		110,024	*
Kerry A. Wentworth	46,172		150,300		196,472	*
Christine M. Klaskin	28,652		78,836		107,488	*
All current directors and executive officers as a group (12 persons)(7)	2,963,486		2,149,985		5,113,471	7.4%

*	Less than one percent
(1)	Shares that can be acquired upon the exercise of stock options vested as of 60 days following April 1, 2009, and in the case of directors, shares to be distributed under the DDCP.

(2)	For Dr. Armen, excludes shares beneficially owned through Founder Holdings Inc. and Antigenics Holdings LLC. Founder Holdings Inc. owns approximately 79% of the outstanding members’ equity of Antigenics Holdings LLC. Antigenics Holdings LLC owns approximately 17% of our common stock. Dr. Armen is a manager of Antigenics Holdings LLC and a director of Founder Holdings Inc. Dr. Armen beneficially owns 43.7% of the outstanding common stock of Founder Holdings Inc. Dr. Armen also owns a 13.6% direct interest in Antigenics Holdings LLC.
(3)	Includes 1,501,667 shares of our stock held by Armen Partners, LP, a limited partnership in which Dr. Armen is the general partner.
(4)	Includes 31,246 deferred shares to be distributed in accordance with the terms of our DDCP.
(5)	Includes 93,487 deferred shares to be distributed in accordance with the terms of our DDCP.
(6)	Includes 45,480 deferred shares to be distributed in accordance with the terms of our DDCP.
(7)	Includes 170,213 deferred shares to be distributed in accordance with the terms of our DDCP and excludes shares held by Antigenics Holdings LLC as described in footnote (2).

Ownership By Certain Beneficial Owners

This table shows certain information, based on filings with the SEC, about the beneficial ownership of our capital stock as of April 1, 2009 by each person known to us owning beneficially more than 5% of any class of our capital stock.

Name and Address	Title of Class	Number of Shares		Percent
Antigenics Holdings LLC(1) c/o Antigenics Inc. 162 Fifth Avenue, Suite 900 New York, New York 10010	Common	11,154,274	(1)	16.68%

Brad M. Kelley 1410 Moran Road Franklin, TN 37069-6300	Common Series A Preferred	5,546,240 31,620	(2)	8.30 100	% %

Invus Public Equities Advisors LLC 750 Lexington Avenue 30th Floor New York, New York 10022	Common	3,533,333	(3)	5.28%

Fletcher Asset Management, Inc. 48 Wall Street 5th Floor New York, NY 10005	Common Series B Preferred	1,459,576 5,250	(4)	2.18 100.0	% %

Ingalls & Synder, LLC 61 Broadway New York, NY 10006	Common	7,152,038	(5)	10.70%

BAM Capital LLC 44 Wall Street New York, NY 10005	Common	6,305,650	(6)	9.43%

(1)	Founder Holdings Inc. owns approximately 79% of the outstanding members’ equity of Antigenics Holdings LLC. Antigenics Holdings LLC owns approximately 17% of our common stock. Dr. Armen is a manager of Antigenics Holdings LLC and a director of Founder Holdings Inc. Dr. Armen beneficially owns 43.7% of Founder Holdings Inc. outstanding common stock. Dr. Armen owns a 13.6% direct interest in Antigenics Holdings LLC.

(2)	Mr. Kelley owns 31,620 shares of our Series A Convertible Preferred Stock, our only shares of outstanding Series A preferred stock. These shares have an initial conversion price of $15.81 and are currently convertible into 2,000,000 shares of our common stock. If Mr. Kelley had converted all 31,620 shares of Series A Convertible Preferred Stock into shares of common stock as of April 1, 2009, he would have held 7,546,240 shares of our common stock, or 10.96% of the shares outstanding.
(3)	Includes 3,533,333 shares of common stock held by Invus Public Equities Advisors, LLC and related entities (as reported in the Schedule 13G/A filed by Invus Public Equities Advisors, LLC on February 17, 2009).
(4)	Fletcher Asset Management, Inc. owns 5,250 shares of our Series B Convertible Preferred stock, our only shares of outstanding Series B preferred stock. As reported in the Schedule 13G/A filed by Fletcher Asset Management, Inc. on February 17, 2009, these shares are currently convertible into 4,618,482 shares of common stock. If converted, Fletcher Asset Management, Inc. and related persons would own 8.50% of the common shares outstanding.
(5)	Includes 7,152,038 shares of common stock held by Ingalls & Synder, LLC and related entities (as reported in the Schedule 13G/A as filed by Ingalls & Synder, LLC on January 23, 2009).
(6)	Includes 6,305,650 shares of common stock held by BAM Capital LLC and related entities (as reported on Form 13F as filed by BAM Capital LLC on February 12, 2009).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, directors, and 10% stockholders are required under Section 16(a) of the 1934 Act, to file reports of ownership and changes in ownership of our securities with the SEC.

Based solely on a review of the copies of reports furnished to us, we believe that during our 2008 fiscal year, our directors, executive officers, and 10% stockholders complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

On January 9, 2008, the Company entered into agreements to receive $26.1 million from certain investors in a private placement of our common stock and warrants to purchase our common stock. In this placement, the Company sold: (i) 542,050 shares of common stock at $3.00 per share, (ii) 10-year warrants to purchase an additional 542,050 shares of common stock at an exercise price of $3.00 per share and (iii) unit warrants exercisable for additional 10-year warrants to purchase an additional 542,050 shares of common stock at $3.00 per share, to our Founder, Chairman and Chief Executive Officer, Garo H. Armen, for an aggregate purchase price of $1,626,150. In the private placement, the Company also sold: (i) 1,166,667 shares of common stock at $3.00 per share, (ii) 10-year warrants to purchase an additional 1,166,667 shares of common stock at an exercise price of $3.00 per share and (iii) unit warrants exercisable for additional 10-year warrants to purchase an additional 1,166,667 shares of common stock at $3.00 per share, to Armen Partners LP, a partnership controlled by Garo H. Armen, for an aggregate purchase price of $3,500,000.

Related Party Transaction Policies and Procedures

The Audit and Finance Committee of the Board is responsible for reviewing and approving all material transactions with any related party on a continuing basis. Related parties can include any of our directors or executive officers, certain of our stockholders, and their immediate family members. This obligation is set forth in writing in our Audit and Finance Committee Charter. A copy of the Audit and Finance Committee Charter is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement. In evaluating related party transactions, our Audit and Finance Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a Committee of the Board and as individual directors. The Audit and Finance Committee will approve a related party transaction when, in its good faith judgment, the transaction is in the best interest of Antigenics.

To identify related party transactions each year, we submit and require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. We also review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with our interests. Our Code of Ethics requires all directors, officers, and employees who may have a potential or apparent conflict of interest to immediately notify our Compliance Officer for review and approval by management and our Corporate Governance and Nominating Committee. A copy of our Code of Ethics is posted on the corporate governance section of our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement.

EQUITY PLANS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (Excluding Securities Reflected in Column (a))(2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,968,085	$4.59	1,499,899
Equity compensation plans not approved by security holders	—		—

Total	8,968,085		1,499,899

(1)	Includes (i) 237 options outstanding at an exercise price of $22.56 assumed in connection with our merger with Aronex Pharmaceuticals, Inc. in July 2001; (ii) 5,212 options outstanding at a weighted average exercise price of $8.13 assumed in our merger with Aquila Biopharmaceuticals Inc. in November 2000; and (iii) 128,171 shares issuable under our DDCP at a weighted average price of $2.33.
(2)	Includes 12,975 shares that may be issued under our 1999 Employee Stock Purchase Plan (as amended) and 44,260 shares available under our DDCP.

PROPOSAL 2—PROPOSAL TO APPROVE 2009 EQUITY INCENTIVE PLAN

This summary of the proposed 2009 Equity Incentive Plan (the “2009 EIP”) is qualified in its entirety by reference to the full text of the 2009 EIP which is included as Appendix A to this proxy statement.

On March 12, 2009, our Board adopted, subject to stockholder approval, the 2009 EIP. Our Board believes that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating key personnel. Under the 2009 EIP, we may issue up to 13,000,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) pursuant to awards granted under the 2009 EIP. Shares pursuant to awards that have expired or are forfeited will be returned to the 2009 EIP. Following stockholder approval of the 2009 EIP, we will grant options and may issue restricted stock, unrestricted stock and other equity-based awards under the 2009 EIP to employees, directors and consultants.

Description of the 2009 EIP

The following is a brief summary of the 2009 EIP.

Types of Awards

The 2009 EIP provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, restricted stock, unrestricted stock and other equity-based awards, such as stock appreciation rights, phantom stock awards, and restricted units, which we refer to collectively as Awards.

Incentive Stock Options and Nonstatutory Stock Options. For each option granted under the 2009 EIP, our Board shall determine the number of shares of our common stock covered by the option, the exercise price (which may not be less than 100% of fair market value of the share subject thereto at the time of grant), the duration (which may not exceed ten years), and the conditions and limitations applicable to the exercise of the option and the common stock issued thereunder, including vesting provisions, repurchase provisions and restrictions relating to applicable securities laws. Option grants intended by the Board to qualify as incentive stock options shall be subject to and construed consistently with the requirements of Section 422 of the Code. The 2009 EIP permits the following forms of payment of the exercise price of options: (i) cash, check or wire transfer of funds; (ii) promissory note; (iii) shares of common stock owned by the participant valued at fair market value (as determined by the Board or as determined pursuant to the applicable option agreement); (iv) so-called “cashless exercise” or “net issuance”; and (v) arrangements with a broker or other financial institution for the prompt payment of the exercise price to the Company.

The Board may, without stockholder approval, (i) amend any outstanding option granted under the 2009 EIP to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding option and (ii) cancel any outstanding option and grant in substitution therefor new options covering the same or a different number of shares of our common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option. No option granted under the 2009 EIP shall contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Stock Awards and Restricted Stock Awards. The Board shall determine the terms and conditions of any stock award granted under the 2009 EIP entitling recipients to acquire shares of our common stock. The Board may provide that a stock award is subject to forfeiture should the conditions in the applicable award not be satisfied before the end of the applicable restriction period.

Other Stock-Based Awards. The Board shall have the right to grant other awards based on or with reference to our common stock or its trading price having such terms or conditions as the Board may determine.

Transferability of Awards

Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the participant, shall be exercisable only by the participant.

Eligibility to Receive Awards

Employees, officers, directors, consultants and advisors of the Company and its subsidiaries are eligible to receive Awards under the 2009 EIP. Incentive stock options may only be granted to employees of the Company and its subsidiaries.

The granting of Awards under the 2009 EIP is discretionary, and the individuals who may become participants and receive Awards under the 2009 EIP, and the number of shares they may acquire, are not determinable. The Company had 81 employees on April 1, 2009 and 7 non-employee directors, all of whom are eligible to receive Awards under the 2009 EIP. No Awards have been made under the 2009 EIP to date. On April 1, 2009, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.50 per share.

Administration

The 2009 EIP will be administered by our Board. The Board has the authority to grant and amend Awards, to adopt, amend and repeal the rules relating to the 2009 EIP, and to interpret and correct the provisions of the 2009 EIP and any Award. Our Board may delegate authority under the 2009 EIP to one or more committees or subcommittees of our Board. The Board has authorized the Compensation Committee of the Board to administer certain aspects of the 2009 EIP. To the extent permitted by law, the Board may delegate to an officer the power to grant Awards, provided that only the Board may grant Awards to any executive officer of the Company. The 2009 EIP requires that all discretionary Awards to non-employee directors will only be granted and administered by a committee, each member of which is an “independent director” as defined in NASDAQ’s Marketplace Rules.

The Board is required to make appropriate adjustments in connection with the 2009 EIP and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. Our Board may at any time provide that any Award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, even if such acceleration may cause adverse tax consequences under Sections 280G, 4999, 422, or other sections of the Code.

The 2009 EIP also contains provisions addressing the consequences of any acquisition of the Company. In connection with an acquisition of the Company, by merger, sale of all or substantially all the assets or capital stock of the Company, or any other change in control or acquisition of the Company, as determined by the Board, the Board shall make appropriate provision for any outstanding Awards on the same basis or on different basis as our Board determines for:

•	continuation of the Awards by the Company;

•	assumption or substitution of Awards by the acquirer or surviving entity;

•	upon written notice, termination of all unexercised Awards unless the vested portion is exercised within a specified period following the date of such notice;

•

a cash payment to the holder of an unexercised Award equal to the difference between the fair market value of the Award and its exercise price, if applicable, or the vested portion thereof, including any vesting that may be accelerated; or

•	any combination of the foregoing.

Substitute Options

In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, our Board may grant Awards in substitution for any stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards shall be granted under the 2009 EIP on such terms as our Board deems appropriate and, except as required under Section 422 and related provisions of the Code, substitute options shall not count against the overall share limit under the 2009 EIP.

Provisions for Foreign Participants

The Board may modify Awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the 2009 EIP to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Amendment or Termination

The Board may at any time amend, suspend or terminate the 2009 EIP, subject to stockholder approval under any applicable legal, regulatory or listing requirement, or any outstanding Award, provided that the consent of the participant shall be required if such action would materially and adversely affect the participant. No Award may be made under the 2009 EIP after the ten-year anniversary of its adoption, but Awards previously granted may extend beyond that date.

If stockholders do not approve the adoption of the 2009 EIP, it will not go into effect, and we will not grant any Awards under the 2009 EIP.

Dividends and Cash Awards

The Board may issue an Award that provides the participant with dividends or dividend equivalents or cash payments in lieu of or in addition to an Award.

Loans

The Board may authorize loans or cash payments to participants in connection with an Award. Loans may be secured by any security, including common stock, underlying or related to such Award, provided that no loan may exceed the fair market value of the security subject to such Award.

New Plan Benefits Under the 2009 EIP

Because Awards under the 2009 EIP will be granted at the discretion of the Board (or a committee thereof or an officer, as applicable), the type, number, recipients, and other terms of such Awards cannot be determined at this time other than an award to Dr. Armen, our Chairman and Chief Executive Officer. In January 2009, our Compensation Committee approved granting Dr. Armen 330,000 shares of restricted stock subject to stockholder approval of the 2009 EIP. Information regarding our recent practices with respect to stock-based compensation under the 1999 EIP is presented elsewhere in this proxy statement and in our financial statements for the year ended December 31, 2008. If stockholders decline to approve the 2009 EIP, it will not become effective, but the 1999 EIP will remain in effect in accordance with its terms, subject to the amendment proposed in Proposal 5.

Currently, we grant equity awards to employees only under the 1999 EIP. The adoption of the 2009 EIP would not restrict us from adopting other plans providing for grants of equity-based compensation or cash-based incentive awards in the future.

Federal Income Tax Consequences Related to the 2009 EIP

This summary of the United States federal income tax consequences to the Company and recipients of Awards granted under the 2009 EIP is based on the federal tax laws in effect as of the date of this proxy statement. This summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. This summary is very general and changes to these laws, or administrative or judicial interpretations of them, could alter the tax consequences described below. Additionally, this discussion does not address state or local tax, federal employment tax, or other federal tax consequences that may be associated with the 2009 EIP. Award recipients should consult their own tax advisors about how these rules affect their own particular tax situation.

Incentive Stock Options

A participant generally will not recognize income upon the grant of an incentive stock option. Also, except as described below, a participant will not recognize income upon exercise of an incentive stock option if the participant has been employed by the Company or its corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under “Nonstatutory Stock Options.” The exercise of an incentive stock option may, however, subject the participant to the alternative minimum tax. The Company will not be entitled to a deduction as a result of the grant or exercise of an incentive stock option.

If the shares received pursuant to the exercise of an incentive stock option are disposed of within two years from the date of grant or within one year from the date of exercise, the participant will recognize ordinary income equal to the excess of the sale price over the price paid for the shares. The Company will be entitled to a deduction for the same amount. If the shares received pursuant to the exercise of an incentive stock option are disposed of more than two years from the date or grant and more than one year after the option was exercised, then the participant will recognize long-term capital gain or long-term capital loss on the spread. The Company will not be entitled to a deduction as a result of the disposition.

Nonstatutory Stock Options

A participant generally will not recognize taxable income upon the grant of a nonstatutory stock option. A participant will recognize ordinary income upon the exercise of a nonstatutory stock option equal to the excess of the then fair market value of the stock over the exercise price. The participant’s basis for determining gain or loss upon the subsequent disposition of such shares acquired upon exercise will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of the option. Upon disposition, the difference between the sale price and the participant’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year upon disposition.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of a nonqualified stock option or a sale or disposition of the shares acquired upon the exercise of a nonqualified stock option. However, upon the exercise of a nonqualified stock option, the Company may be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that a participant is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Restricted Stock Awards

A participant will not recognize income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely election is made pursuant to

Section 83(b) of the Code, a participant will recognize ordinary income at grant equal to the excess of the then fair market value of the stock over the purchase price. If the participant does not make a Section 83(b) election, the participant will not recognize income until the stock vests, at which point the participant will recognize ordinary income equal to the excess of the fair market value of the stock on the vesting date over the purchase price. The participant’s basis for determining gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested, as applicable. Upon the disposition of any stock received as a stock award under the 2009 EIP, the difference between the sale price and the recipient’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if, at the time of disposition, the shares have been held for more than one year since the recipient recognized compensation income with respect to such shares. The Company may be entitled to a deduction in the year in which ordinary income is recognized by the participant.

Other Stock-Based Awards

The tax consequences associated with other stock-based Awards granted under the 2009 EIP will vary depending on the type of Award and its specific terms. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant’s holding period and tax basis for the Award or underlying common stock.

Tax Consequences to the Company

Compensation paid to certain “covered employees” of public companies that exceeds $1 million is not deductible under Section 162(m) of the Code unless certain conditions are met, including whether the compensation qualifies as “performance-based compensation.” Thus, any deductions available to the Company for grants under the 2009 EIP will be subject to the limitations of Section 162(m) of the Code.

Vote Required

To approve Proposal 2, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and entitled to vote on this matter must vote FOR Proposal 2. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote those shares held by the firm on Proposal 2 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 2, your shares will not be voted in favor of Proposal 2, will not be counted as votes cast or shares voting on Proposal 2 and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 2.

PROPOSAL 3— PROPOSAL TO APPROVE 2009 EMPLOYEE STOCK PURCHASE PLAN

This summary of the proposed 2009 Employee Stock Purchase Plan (the “2009 ESPP”) is qualified in its entirety by reference to the full text of the 2009 ESPP which is included as Appendix B to this proxy statement.

On March 12, 2009, our Board adopted, subject to stockholder approval, the 2009 ESPP to provide eligible employees of the Company and its designated subsidiaries the opportunity to acquire common stock in the Company by participating in an employee stock purchase program designed to comply with Section 423 of the Internal Revenue Code. The 2009 ESPP is intended to promote stock ownership among employees, which should lead to increased identification with stockholders’ interests. It also serves an important compensation function. On April 1, 2009, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.50 per share.

Description of the 2009 ESPP

The 2009 ESPP is administered by the Board, or its delegates, which has the power to make, administer, and interpret such rules and regulations as it deems necessary or advisable and to determine the frequency and duration of individual offerings under the 2009 ESPP and the date(s) when stock may be purchased. The total number of shares of common stock of the Company available for sale pursuant to the 2009 ESPP is the lesser of (a) 500,000 shares increased on each anniversary of the adoption of the 2009 ESPP by 1% of the shares then outstanding and (b) 1,000,000. All employees of our Company and its designated subsidiaries who, at the beginning of an offering, have been employees for at least 90 days are eligible to participate in the 2009 ESPP.

Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment for any reason. Unless otherwise determined by the Board, each offering will last six months, and no right to purchase stock may be exercised after 27 months from the date the offering begins. The purchase price per share in any offering is 85% of the lesser of the fair market value of the common stock on the first day and last day of the offering, and may be paid through regular payroll deductions, lump sum cash payments, the delivery of Company common stock, or a combination thereof, as determined by the Board. Unless otherwise permitted by the Board, no participant may acquire more than 20,000 shares of stock in any offering period. No participant will be allowed to purchase shares under the 2009 ESPP if such employee would own or would be deemed to own stock possessing 5% or more of the total combined voting power or value of the Company. No participant will be granted the right to purchase stock under the 2009 ESPP that would permit his or her rights to purchase shares of stock under all employee stock purchase plans of the Company and any subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of such stock (defined as the closing stock price on the date the offering begins).

The Board may vote to amend the 2009 ESPP as it deems advisable, including to change the maximum number of shares that may be purchased by any participant in an offering or to change the frequency and duration of an offering under the 2009 ESPP. However, any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will have no force or effect unless approved by stockholders of the Company within twelve months before or after its adoption. No offerings will be made under the 2009 ESPP after June 10, 2019.

New Plan Benefits Under the 2009 ESPP

No purchase rights have been granted, and no shares have been issued, under the 2009 ESPP. Because benefits under the 2009 ESPP will depend on employees’ elections to participate and the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the 2009 ESPP is approved by the stockholders. Non-employee directors are not eligible to participate in the 2009 ESPP. During the fiscal year ended December 31, 2008, the following persons or groups purchased shares of common stock under the 1999 Employee Stock Purchase Plan (as amended) as follows:

1999 Employee Stock Purchase Plan (as amended)

Name and Position	Number of Shares #	Weighted Average Purchase Price ($)
Garo H. Armen, Ph.D. Chief Executive Officer	—	—

Shalini Sharp Vice President and Chief Financial Officer	3,963	1.64

Kerry A. Wentworth Vice President, Clinical Operations and Regulatory Affairs	—	—

Christine M. Klaskin Vice President, Finance and Principal Accounting Officer	1,981	1.64

Karen Valentine Vice President and General Counsel	5,635	1.73

All current executive officers as a group (5 persons)	11,579	1.68

All current non-employee directors as a group	—	—

All employees, including all current officers who are not executive officers, as a group	171,113	1.68

Federal Income Tax Consequences Related to the 2009 ESPP

The 2009 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and be exempt from the application and requirements of Section 409A of the Code.

All amounts withheld from a participant’s pay under the 2009 ESPP will be taxable income to him or her and must be included in the participant’s gross income for federal income tax purposes in the year in which such amounts otherwise would have been received. Participants do not realize taxable income either when granted an option to purchase shares under the 2009 ESPP (on the first day of an offering, the “grant date”) or when they purchase such shares (on the last day of the offering, the “exercise date”).

The federal income tax consequences of the sale or other disposition of shares purchased under the 2009 ESPP depend on the length of time the participant holds the shares. If a participant holds shares purchased under the 2009 ESPP for at least two years from the grant date and one year after the exercise date, then upon sale or other disposition of the shares, the participant will be treated as having ordinary income in the year of the disposition equal to 15% of the fair market value of the shares on the grant date (or, if less, any amount realized on the sale of such shares in excess of the purchase price). No deduction will be allowed to us for federal income tax purposes upon the purchase of shares or, if the participant waits the prescribed period to sell, upon sale. If the participant does not wait the prescribed period to sell or dispose of (other than by transfer at death) the shares, he or she will be treated as having ordinary income upon sale equal to the excess of the fair market value of the stock on the exercise date over his or her actual purchase price, and we may deduct that amount. In either case, any gain realized in excess of the amount included in ordinary income will be taxed as capital gain, and any loss resulting from the sale will be treated as capital loss.

If a participant dies during the two-year holding period while owning shares purchased under the 2009 ESPP, he or she will be taxed in the year of death as if he or she disposed of the shares after holding them for at least two years from the grant date and one year after the exercise date, but no capital gain or loss will be realized upon such disposition, and we would not be allowed a deduction for federal income tax purposes.

Vote Required

To approve Proposal 3, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and entitled to vote on this matter must vote FOR Proposal 3. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote those shares held by the firm on Proposal 3 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 3, your shares will not be voted in favor of Proposal 3, will not be counted as votes cast or shares voting on Proposal 3 and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 3.

PROPOSAL 4—PROPOSAL TO APPROVE AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMPANY COMMON STOCK

AT THE DISCRETION OF THE BOARD OF DIRECTORS

Summary

Our Board of Directors has considered, deemed advisable, and adopted a resolution approving, and recommends to the stockholders for their approval, a proposed amendment to our Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split. The purpose of any such reverse stock split would be to increase the per-share market price of our common stock in order to attract and enable a broader group of stockholders to invest in our common stock. Under the proposed amendment, each outstanding ten (10) shares of our common stock would be combined, converted and changed into one (1) share of our common stock. The Board will retain the authority not to effect any amendment even after stockholder approval. Thus, subject to stockholder approval, the Board may, at its discretion, file the amendment to effect a reverse stock split or abandon it and effect no reverse stock split if it determines that such action is not in the best interests of the Company and its stockholders. The proposed amendment to our restated certificate of incorporation to effect a reverse stock split is attached to this proxy statement as Appendix C (the “Reverse Stock Split Amendment”). We are seeking your approval of the Reverse Stock Split Amendment. If the Reverse Stock Split Amendment is not filed with the Secretary of State of the State of Delaware prior to the Company’s 2010 Annual Meeting of Stockholders, the Reverse Stock Split Amendment will be deemed abandoned, without any further effect.

If this proposal is approved, the Board will have the authority, but not the obligation, in its sole discretion and without any further action on the part of the stockholders, to effect, at any time it believes to be most advantageous to the Company and its stockholders, a one-for-ten reverse stock split. This proposal would give the Board the authority to implement one, but not more than one, reverse stock split. A reverse stock split would be effected by the filing of the Reverse Stock Split Amendment with the Secretary of State of the State of Delaware.

This proposal contains forward-looking statements, including statements regarding the purpose and potential benefits of the proposed reverse stock split and our expectation that a reverse stock split could result in the following: additional investment in the Company, potential for a higher stock price, increased investor interest, and an increase in both the marketability of our stock to potential new investors and the ability of large institutional investors to hold our shares. The words “believe,” “expect,” “will,” “may” and similar phrases are intended to identify such forward-looking statements. Such statements reflect the current views and assumptions of the Company and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These risks include, but are not limited to, risks relating to the volatility of our stock price, general market and economic conditions, the development and sale of our products, and the nature of the Company’s stockholders and potential stockholders. For a discussion of these and other risk factors that could affect our business, see “Risk Factors” in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2008.

Reasons for the Reverse Stock Split

Our Board of Directors believes that the goal of increasing the per-share price of our common stock through a reverse stock split may be in the best interests of the Company for a number of reasons.

•

It could heighten the interest of the financial community in the Company and potentially broaden the pool of investors that may consider investing or be able to invest in the Company by increasing the trading price of our common stock and decreasing the number of outstanding shares of our common stock.

•

It could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

•

It may also encourage investors who had previously been dissuaded from purchasing our Company’s common stock because commissions on lower-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks.

•

It could help maintain the Company’s listing on The NASDAQ Capital Market in the event that the rule requiring a $1 minimum bid price is reinstated after July 19, 2009. The reverse stock split will not cure the Company’s current non-compliance with NASDAQ’s minimum market value of listed securities requirement or the minimum stockholders’ equity requirement. However, the Company is hopeful that an indirect result of the reverse stock split is an increase in investor interest, which could in turn help to maintain compliance with the minimum market value of listed securities requirement.

For the foregoing reasons, we are asking our stockholders to approve the Reverse Stock Split Amendment authorizing a one-for-ten reverse stock split and to grant the Board the discretion to effect the reverse stock split at such ratio at any time prior to the Company’s 2010 Annual Meeting of Stockholders.

Possible Effects of the Reverse Stock Split

Below are a number of possible effects of the reverse stock split, among others, that our Board of Directors has considered in adopting the resolution approving the Reverse Stock Split Amendment. There may be other effects of the reverse stock split in addition to those described below.

•

Immediately after the reverse stock split is implemented, Company common stockholders will own fewer shares than they currently own. Although the Board expects that the reduction in outstanding shares of common stock will result in an increase in the per share price of the Company’s common stock, there is no assurance that such a result will occur. Similarly there is no assurance that if the per share price of the Company’s common stock increases as a result of the reverse stock split, such increase in the per share price will be permanent, which can be dependent on several factors.

•	Should the per share price of our common stock decline upon implementation of the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split.

•

The anticipated resulting increase in per share price of the Company’s common stock is expected to encourage interest in the Company’s common stock and possibly promote greater liquidity for our stockholders. However, such liquidity could also be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

•

The reverse stock split could be viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization. It is often the case that the reverse-split adjusted stock price and market capitalization of companies that effect a reverse stock split decline.

•

One of the purposes for the proposed reverse stock split is to comply with the continued listing standards for The NASDAQ Capital Market. However, there can be no assurance that the reverse stock split alone will guarantee or even help our continued listing on The NASDAQ Capital Market. If we are unable to continue to list our common stock on The NASDAQ Capital Market, our liquidity and stock price may be negatively affected.

•

The number of shares held by each individual stockholder will be reduced if the reverse stock split is implemented. This will increase the number of stockholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to stockholders selling “odd lots” are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing stockholders in the event they wish to sell all or a portion of their shares.

Effects of the Reverse Stock Split on Plans

The Company has granted options to purchase the Company’s common stock and restricted stock awards to its employees as authorized by the 1999 EIP (discussed in Proposal 5 of this proxy statement). In addition, the Company’s 1999 Employee Stock Purchase Plan allows eligible employees to purchase Company common stock at a discount. Also, the Company’s DDCP (discussed in Proposal 6 of this proxy statement) allows each member of the Board, who is not also an employee of ours, to defer receipt of all or a portion of the cash compensation payable to him or her for service on our Board of Directors. The terms of each of the foregoing plans, as well as the Company’s 2009 EIP (discussed in Proposal 2 of this proxy statement) and the Company’s 2009 ESPP (discussed in Proposal 3 of this proxy statement), provide for appropriate adjustment of the number of shares reserved under the respective plans for granting of awards and in the number and prices of shares covered by the awards granted pursuant to the plans but not yet exercised. If the reverse stock split is implemented, the Board or the applicable plan administrator will take the above-mentioned appropriate action(s).

Effects of the Reverse Stock Split on Outstanding Capital Stock

As the Company’s common stock is registered under the 1934 Act, the Company is subject to the reporting and other requirements of the 1934 Act. The reverse stock split, if implemented, will not affect the registration of the Company’s common stock under the 1934 Act or our reporting or other requirements thereunder. Our common stock is currently traded on The NASDAQ Capital Market under the symbol “AGEN.” While one of the reasons for the proposed reverse stock split is to regain compliance with the continued listing requirements of The NASDAQ Capital Market, there can be no assurance that the Company’s common stock will continue to be listed on The NASDAQ Capital Market and that we will be able to conform to all applicable listing requirements. Further, the reverse stock split may, if effected by the Board, occur whether or not the Company’s common stock continues to be listed on The NASDAQ Capital Market. If the Company’s common stock is listed on The NASDAQ Capital Market at the time of the reverse stock split, the Company currently intends to seek to maintain listing on The NASDAQ Capital Market for the post-reverse stock split shares of common stock.

If the reverse stock split is effected by the Board, the number of shares of common stock owned by each stockholder will be reduced by the same proportion as the reduction in the total number of shares of common stock outstanding, so that the percentage of the outstanding common stock owned by each stockholder after the reverse stock split will remain approximately the same as the percentage owned before the reverse stock split. The proportions may not be exactly the same due to the treatment of fractional shares that may result from the reverse stock split (see “Fractional Shares”). The proposed reverse stock split will reduce the number of shares of outstanding common stock; however, it will not have the effect of reducing the number of shares of authorized common stock. Therefore, the reverse stock split would in effect create “headroom” in the form of more available authorized but unissued shares of common stock. As of April 1, 2009, we had 66,858,382 shares of common stock outstanding, 66,208,609 shares of our common stock reserved for issuance pursuant to our 1999 EIP, our 1999 ESPP, our DDCP, warrants, conversion of our preferred stock or other arrangements, and 250,000,000 shares of our common stock authorized and available for issuance. If the reverse stock split had been effected by the Board as of that date and without taking into account the treatment of fractional shares, after effecting the reverse stock split we would have had 6,685,838 shares of our common stock outstanding, 6,620,861 shares of our common stock reserved for issuance pursuant to our 1999 EIP, our 1999 ESPP, our DDCP, or issuable upon the exercise of warrants, conversion of our preferred stock or pursuant to other arrangements, and 250,000,000 shares of our common stock authorized and available for issuance. The Company does not currently have any plans to issue any of the authorized but unissued shares that would be available as a result of the increased “headroom” created if the reverse stock split of our outstanding shares of common stock is approved by our stockholders and subsequently effected by the Board.

Although the number of shares of the Company’s preferred stock will not be affected, if and when the reverse stock split is effected, each series of the preferred stock will have a new conversion ratio based upon the reverse stock split and the Company will prepare a notice of such adjustment of the conversion price setting forth the adjusted conversion price and the effective date that such adjustment becomes effective and shall mail such notice of such adjustment of the conversion price to the holders of the preferred stock. As of April 1, 2009, we had 31,620 shares of Series A preferred stock outstanding convertible into 2,000,000 shares of our common stock at an initial conversion price of $15.81, and 5,250 shares of Series B2 preferred stock outstanding convertible into 5,929,212 shares of our common stock. If the reverse stock split had been effected by the Board as of that date and without taking into account the treatment of fractional shares, the Series A preferred stock would have been convertible into 200,000 shares of our common stock at a conversion price of $158.10 and the Series B2 preferred stock would have been convertible into 592,921 shares of our common stock.

Procedures for Effecting the Reverse Stock Split and Filing the Reverse Stock Split Amendment

If the stockholders approve the reverse stock split and the Board subsequently determines that it is in the Company’s best interests to effect a reverse stock split, such split will become effective upon the filing of the Reverse Stock Split Amendment with the Secretary of State of the State of Delaware. The actual timing of any such filing will be made by the Board at such time as the Board believes to be most advantageous to the Company and its stockholders.

Fractional Shares

No fractional shares of common stock would be issued as a result of the reverse stock split, if any. Each holder of common stock at the effective time of the reverse stock split, if any, who would otherwise be entitled to a fractional share shall, in lieu thereof, receive a cash payment equal to x) the fractional share amount multiplied by y) the product of (i) the average of the high and low trading prices of the common stock as reported on The NASDAQ Capital Market or other principal market of the common stock, as applicable, during each of the ten (10) trading days immediately preceding the date of the reverse stock split and (ii) ten (10). Except for the right to receive the cash payment in lieu of fractional shares, stockholders will not have any voting, dividend or other rights with respect to the fractional shares they would otherwise be entitled to receive.

Exchange of Pre-Reverse Stock Split Shares with Post-Reverse Stock Split Shares

If we implement a reverse stock split, our transfer agent will act as our exchange agent to act for holders of common stock in implementing the exchange of their pre-reverse stock split shares for post-reverse stock split shares.

Registered Book Entry Stockholder. Holders of common stock holding all of their shares electronically in book-entry form with the Company’s transfer agent do not need to take any action (the exchange will be automatic) to receive post-reverse stock split shares.

Registered Certificated Stockholder. Some of our stockholders hold their shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse stock split shares to the transfer agent. Upon receipt of your pre-reverse stock split certificate(s), you will be issued the appropriate number of shares electronically in book-entry form under the Direct Registration System (“DRS”). No new shares in book-entry form will be reflected until you surrender your outstanding pre-reverse stock split certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your DRS statement, you may request a stock certificate representing your ownership interest.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Accounting Matters

The reverse stock split is not expected to affect total stockholders’ deficit on our balance sheet. However, because the par value of our common stock will remain unchanged on the effective date of the reverse stock split, the components that make up total stockholders’ deficit will change by offsetting amounts. The stated capital component will be reduced to an amount of one-tenth the current value, and the additional paid-in capital component will be increased by the amount by which the stated capital is reduced. The per share net loss and net book value of our common stock will be increased because there will be fewer shares of our common stock outstanding. Per share amounts in prior periods will be restated to reflect the reverse stock split. The Company does not anticipate that any other accounting consequences would arise as result of the reverse stock split.

Potential Anti-Takeover Effect; Possible Dilution

The increase in the number of unissued authorized shares available to be issued could, under certain circumstances, have an anti-takeover effect. For example, shares could be issued that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the combination of the Company with another company. The reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our common stock or obtain control of us, nor is it part of a plan by management to recommend a series of similar amendments to our Board of Directors and stockholders.

The holders of our common stock do not have preemptive rights to subscribe for additional securities that may be issued by the Company, which means that current stockholders do not have a prior right to purchase any additional shares from time to time issued by the Company. Accordingly, if our Board of Directors elects to issue additional shares of common stock, such issuance could have a dilutive effect on the earnings per share, voting power and equity ownership of current stockholders.

No Appraisal Rights

Under Delaware law, our stockholders are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide stockholders with any such right.

Board Discretion to Implement 1-for-10 Reverse Stock Split

If the proposed reverse stock split is approved at the 2009 Annual Meeting, our Board of Directors may, in its sole discretion, at any time prior to the 2010 Annual Meeting of Stockholders, authorize the filing of the Reverse Stock Split Amendment, effecting the reverse stock split in the form attached to this proxy statement as Appendix C with the Secretary of State of The State of Delaware. Notwithstanding the approval of the Reverse Stock Split Amendment at the 2009 Annual Meeting, our Board of Directors may, in its sole discretion, determine not to implement the reverse stock split.

Vote Required

To approve Proposal 4, stockholders holding a majority of the outstanding shares of Antigenics common stock must vote FOR Proposal 4. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 4 and will have the same effect as a vote AGAINST the proposal. If you vote to ABSTAIN on Proposal 4, your shares will not be voted in favor of Proposal 4, will not be counted as votes cast or shares voting on Proposal 4 and will have the same effect as a vote AGAINST Proposal 4.

The Board of Directors recommends a vote FOR Proposal 4.

PROPOSAL 5—PROPOSAL TO AMEND 1999 EQUITY INCENTIVE PLAN AND

TO APPROVE 2009 OPTION EXCHANGE PLAN

Overview

On March 12, 2009, upon the recommendation of our Compensation Committee, our Board of Directors approved, and recommends to stockholders for their approval, an amendment to our 1999 EIP (the “1999 EIP Amendment”) to permit a one-time re-pricing of outstanding options to purchase shares of our common stock held by Eligible Exchange Participants (as defined below) and issued under the 1999 EIP with a per share exercise price of not less than $2.25 (or if the reverse stock split contemplated by Proposal No. 4 is approved by the stockholders and we subsequently effect the reverse stock split prior to the exchange offer described in this Proposal No. 5 (the “Exchange Offer”), an exercise price of not less than $22.50) (the “Old Options”) and, subject to stockholder approval of the 1999 EIP Amendment, to conduct the Exchange Offer on substantially the same terms as described in this Proposal No. 5. If this Proposal No. 5 is approved by our stockholders, the Company will be authorized to offer to exchange all Old Options for a smaller total number of new options (“New Options”) to be issued under our 2009 EIP, if approved by stockholders, or under our 1999 EIP if the 2009 EIP is not approved. Unless otherwise required by law, the Exchange Offer will only be open to persons located within the United States who are currently employed by us, including our executive officers but excluding non-employee members of our Board of Directors and our consultants and advisors (collectively, the “Eligible Exchange Participants”). As of April 1, 2009, there were 81 Eligible Exchange Participants.

Description of the 1999 EIP

This summary of the 1999 EIP is qualified in its entirety by reference to the full text of the 1999 EIP and the 1999 EIP Amendment. The 1999 EIP is filed as Exhibit 10.1 to our Annual Report on Form 10-K for the year ended December 31, 2008. The EIP Amendment is included as Appendix D to this proxy statement. Old Options exchanged in the Exchange Offer will be canceled and returned to the status of available for issuance under the 1999 EIP.

The purpose of our 1999 EIP is to:

•	attract and retain qualified directors, employees and consultants;

•	provide incentives for them to achieve long-range performance goals; and

•	enable them to participate in our long-term growth.

The 1999 EIP provides for the grant of both incentive and nonstatutory stock options, stock appreciation rights, and restricted and unrestricted stock awards. As of April 1, 2009, under the 1999 EIP there were:

•	12,000,000 shares of our common stock authorized for issuance;

•	9,079,492 shares of our common stock subject to outstanding options and restricted stock awards; and

•	610,124 shares of our common stock available for future awards.

The shares are subject to adjustment for stock splits, stock dividends and certain transactions affecting our capital stock. Shares may also be issued through the assumption or substitution of outstanding grants from an acquired company without reducing the number of shares available for award. As of April 1, 2009, approximately 95 employees, consultants and directors were eligible for grants under the 1999 EIP. On April 1, 2009, the last reported sale price of our common stock on The NASDAQ Capital Market was $ 0.50 per share.

Administration and Eligibility

Our Compensation Committee administers our 1999 EIP and determines the terms and conditions of each award, including:

•	the number of underlying shares;

•	the vesting schedule, if any;

•	the duration; and

•	the form of payment of the exercise price.

For option grants to employees who are not executive officers and consultants, the Compensation Committee usually approves an aggregate amount and delegates authority to our Chairman and Chief Executive Officer to allocate individual grants.

The per share exercise price of an incentive stock option may not be less than the fair market value of a share of our common stock on the date of grant. Nonstatutory stock options may be granted at such prices as our Compensation Committee may determine. The per share exercise price of stock appreciation rights granted in tandem with stock options may not be less than the exercise price of the related stock option. Stock appreciation rights granted alone and unrelated to a stock option may be granted at such exercise prices as our Compensation Committee may determine. Shares of restricted stock may be issued for no cash consideration or such minimum consideration as may be required by applicable law.

Our Compensation Committee may not in any calendar year grant to any person options or stock appreciation rights representing more than 1,000,000 shares of our common stock nor more than 1,000,000 shares of performance-based restricted stock awards. These limits are subject to adjustment for changes in our structure or capitalization that affect the number of outstanding shares of our common stock. Our Compensation Committee makes recommendations regarding grants to directors.

In the event of a change in control (as defined by our Compensation Committee), our Compensation Committee in its discretion may, at the time an award under the 1999 EIP is made or at any time thereafter, take one or more of the following actions:

•	provide for the acceleration of any time period relating to the exercise or realization of the award,

•

provide for the purchase of the award upon the award holder’s request for an amount of cash or other property that could have been received upon the exercise or realization of the award had the award been currently exercisable or payable,

•	adjust the terms of the award in a manner determined by our Compensation Committee to reflect the change in control,

•	cause the award to be assumed, or new rights substituted therefor, by another entity, or

•	make such other provision as our Compensation Committee may consider equitable to award holders and in our best interests.

Our Compensation Committee shall determine the effect on an award of the disability, death, retirement or other termination of employment or service on our Board of an award holder and the extent to which, and the period during which, the award holder’s legal representative, guardian or designated beneficiary may receive payment of an award or exercise rights thereunder.

We make awards to our directors, employees and consultants based upon their anticipated contribution to the achievement of our objectives and other relevant matters. Because future awards will be within the discretion of our Compensation Committee (and of our Chairman and Chief Executive Officer with respect to grants to employees who are not executive officers), it is not possible to predict to whom future awards will be granted under the 1999 EIP or the number of shares underlying any award. If Old Options are exchanged for New Options issued under the 1999 EIP, see “New Plan Benefits Under the 2009 EIP and the 1999 EIP” for a summary of awards that will be granted under the 1999 EIP pursuant to the Exchange Offer.

Federal Income Tax Consequences Related to the 1999 EIP

For a summary of the federal income tax consequences related to the 1999 EIP, please see “Federal Income Tax Consequences Related to the 2009 EIP” under Proposal 2 of this proxy statement.

Description of the 2009 EIP

For a summary of the proposed 2009 EIP, please see “Description of the 2009 EIP” under Proposal 2 of this proxy. The summary of the proposed 2009 EIP is qualified in its entirety by reference to the full text of the 2009 EIP which is included as Appendix A to this proxy statement.

Reasons for the Exchange Offer

The objective of our equity incentive programs is to encourage ownership of the Company by key personnel whose long-term employment or service is considered valuable to our continued progress and to align employees’ interests with those of our stockholders. Our Board of Directors believes that equity incentive awards are critical to retaining and providing proper incentives for our executive officers and other employees.

Many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, on April 1, 2009, the closing price of our common stock on The NASDAQ Capital Market was $0.50 per share and the weighted average exercise price of Old Options was $6.32. Consequently, as of April 1, 2009, Eligible Exchange Participants held options to purchase approximately 5,468,349 shares of our common stock that were out-of-the-money, meaning that the exercise price of the outstanding stock option was greater than the market price for our stock. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our Board believes are necessary to motivate our management and our employees to achieve our strategic, operational and financial goals.

In recommending the Exchange Offer to our Board of Directors, the Compensation Committee retained Oyster Pond Associates (“OPC”) as its compensation consultant. OPC worked with Company management to develop and recommend an exchange structure to the Compensation Committee. In determining to recommend this Proposal No. 5, our Compensation Committee considered a number of alternatives to provide incentives and to reward our employees who have out-of-the-money options, including increasing cash compensation and granting additional equity compensation, among others. Granting employees additional stock options at current market prices would substantially increase our total number of outstanding stock options and deplete our available option pool under our option plans. To replace equity incentives, we would need to substantially increase base and target bonus compensation. These increases would substantially increase our compensation expenses and reduce our cash balances at a time when we need to conserve cash. We continue to believe that stock options are an important component of our employees’ total target compensation, and that replacing this component with additional cash compensation to remain competitive would have a material adverse effect on the Company. In addition, as a result of the Exchange Offer, we hope to reduce the aggregate number of shares subject to Old Options, to restore competitive incentives by granting New Options at fair market value on the date of grant, and to retain valuable employees by appropriately adjusting vesting periods.

Description of Exchange Offer

NASDAQ Marketplace Rules require stockholder approval to implement the Exchange Offer because the 1999 EIP does not permit options to be re-priced after they are issued. As is described in further detail below, because the contemplated Exchange Offer is deemed to be a tender offer, the Company will be required to file a Schedule TO and other documents and exhibits with the SEC in connection with the Exchange Offer. The

Company has not commenced the Exchange Offer and will not do so unless the stockholders approve this proposal. If the Company receives stockholder approval of the 1999 EIP Amendment, the Exchange Offer may commence at a time determined by the Company, with terms expected to be materially similar to those described in this proposal. However, even if the stockholders approve the 1999 EIP Amendment and the Exchange Offer described in this Proposal 5, the Board will retain the authority, in its sole discretion, to terminate or postpone the Exchange Offer at any time prior to its closing or to exclude certain options or Eligible Exchange Participants from participating in the Exchange Offer due to tax, regulatory or accounting reasons or because their participation would be inadvisable or impractical.

The New Options will vary in their vesting schedule and the ratio in which they will be exchanged for Old Options based on the exercise price of the Old Options. If this Proposal No. 5 is approved, Old Options in the following two groups will be exchanged for New Options with a per share exercise price equal to the closing sale price of our common stock on The NASDAQ Capital Market, or other national exchange market, on the date of the closing of the Exchange Offer (the “Option Exchange Effective Date”).

Group 1 Options (Assuming the Exchange Offer Occurs Prior to the Reverse Stock Split Contemplated by Proposal No. 4)

Old Options issued with a per share exercise price between $2.25 and $4.75 (“Pre-Split Group 1 Options”) may be exchanged for New Options which will vest in twelve equal quarterly increments over a three-year period beginning on the Option Exchange Effective Date. Pre-Split Group 1 Options may be exchanged for New Options on a one-for-one basis so that an Eligible Exchange Participant would be entitled to receive one New Option for each Pre-Split Group 1 Option held and exchanged by such person. As of April 1, 2009 there were 1,745,065 Pre-Split Group 1 Options outstanding, of which 1,306,250 are eligible for exchange. If all eligible Pre-Split Group 1 Options are exchanged for New Options issued under the 2009 EIP, an aggregate of 1,306,250 New Options will be issued under the 2009 EIP in respect of Pre-Split Group 1 Options, which will leave 11,693,750 remaining available for issuance under the 2009 EIP after issuing the Pre-Split Group 1 Options. If all eligible Pre-Split Group 1 Options are exchanged for New Options issued under the 1999 EIP, an aggregate of 1,306,250 New Options will be issued under the 1999 EIP in respect of Pre-Split Group 1 Options, which will leave 610,124 remaining available for issuance under the 1999 EIP after issuing the Pre-Split Group 1 Options.

Group 1 Options (Assuming the Exchange Offer Occurs After the Reverse Stock Split Contemplated by Proposal No. 4)

Old Options issued with a per share exercise price between $22.50 and $47.50 (“Post-Split Group 1 Options”) may be exchanged for New Options which will vest in twelve equal quarterly increments over a three-year period beginning on the Option Exchange Effective Date. Post-Split Group 1 Options may be exchanged for New Options on a one-for-one basis so that an Eligible Exchange Participant would be entitled to receive one New Option for every Post-Split Group 1 Option held and exchanged by such person. As of April 1, 2009 there were 174,507 Post-Split Group 1 Options outstanding, of which 130,625 are eligible for exchange. If all eligible Post-Split Group 1 Options are exchanged for New Options issued under the 2009 EIP, an aggregate of 130,625 New Options will be issued under the 2009 EIP in respect of Post-Split Group 1 Options, which will leave 1,169,375 remaining available for issuance under the 2009 EIP after issuing the Post-Split Group 1 Options. If all eligible Post-Split Group 1 Options are exchanged for New Options issued under the 1999 EIP, an aggregate of 130,625 New Options will be issued under the 1999 EIP in respect of Post-Split Group 1 Options, which will leave 61,013 remaining available for issuance under the 1999 EIP after issuing the Post-Split Group 1 Options.

Group 2 Options (Assuming the Exchange Offer Occurs Prior to the Reverse Stock Split Contemplated by Proposal No. 4)

Old Options issued with a per share exercise price greater than $4.75 (“Pre-Split Group 2 Options”) may be exchanged for New Options which will vest in four equal quarterly installments over a one-year period beginning on the Option Exchange Effective Date. Pre-Split Group 2 Options may be exchanged for New Options on a two-for-three basis so that an Eligible Exchange Participant would be entitled to receive two New Options for every three Pre-Split Group 2 Options held and exchanged by such person. As of April 1, 2009 there were 3,154,794 Pre-Split Group 2 Options outstanding, of which 2,036,845 are eligible for exchange. If all eligible Pre-Split Group 2 Options are exchanged for New Options issued under the 2009 EIP, an aggregate of 1,357,972 New Options will be issued under the 2009 EIP in respect of Pre-Split Group 2 Options, which will leave 11,642,028 remaining available for issuance under the 2009 EIP after issuing the Pre-Split Group 2 Options. If all eligible Pre-Split Group 2 Options are exchanged for New Options issued under the 1999 EIP, an aggregate of 1,357,972 New Options will be issued under the 1999 EIP in respect of Pre-Split Group 2 Options, which will leave 1,288,997 remaining available for issuance under the 1999 EIP after issuing the Pre-Split Group 2 Options.

Group 2 Options (Assuming the Exchange Offer Occurs After the Reverse Stock Split Contemplated by Proposal No. 4)

Old Options issued with a per share exercise price greater than $47.50 (“Post-Split Group 2 Options”) may be exchanged for New Options which will vest in four equal quarterly installments over a one-year period beginning on the Option Exchange Effective Date. Post-Split Group 2 Options may be exchanged for New Options on a two-for-three basis so that an Eligible Exchange Participant would be entitled to receive two New Options for every three Post-Split Group 2 Options held and exchanged by such person. As of April 1, 2009 there were 315,479 Post-Split Group 2 Options outstanding, of which 203,687 are eligible for exchange. If all eligible Post-Split Group 2 Options are exchanged for New Options issued under the 2009 EIP, an aggregate of 135,867 New Options will be issued under the 2009 EIP in respect of Post-Split Group 2 Options, which will leave 1,164,133 remaining available for issuance under the 2009 EIP after issuing the Post-Split Group 2 Options. If all eligible Post-Split Group 2 Options are exchanged for New Options issued under the 1999 EIP, an aggregate of 135,867 New Options will be issued under the 1999 EIP in respect of Post-Split Group 2 Options, which will leave 128,833 remaining available for issuance under the 1999 EIP after issuing the Post-Split Group 2 Options.

Group Totals (Assuming the Exchange Offer Occurs Prior to the Reverse Stock Split Contemplated by Proposal No. 4)

Assuming that all 3,343,095 of the Pre-Split Group 1 and 2 Options outstanding as of April 1, 2009 held by Eligible Exchange Participants (“Pre-Split Group Options”) were exchanged in the Exchange Offer, the Company would cancel such Old Options and replace them with an aggregate of 2,664,222 New Options. This would result in a net reduction of the number of shares of common stock issuable upon the vesting and exercise of outstanding stock options of 678,873 shares, or approximately 1 percent of the common stock outstanding as of April 1, 2009. If all Pre-Split Group Options are exchanged for New Options under the 2009 EIP, there will be 10,335,778 shares remaining available for issuance under the 2009 EIP and 3,953,219 shares remaining available for issuance under the 1999 EIP. If all Pre-Split Group Options are exchanged for New Options under the 1999 EIP, there will be 1,288,997 shares remaining available for issuance under the 1999 EIP.

Group Totals (Assuming the Exchange Offer Occurs After the Reverse Stock Split Contemplated by Proposal No. 4)

Assuming that all 334,312 of the Post-Split Group Options were exchanged in the Exchange Offer, the Company would cancel such Old Options and replace them with an aggregate of 266,492 New Options. This would result in a net reduction of the number of shares of common stock issuable upon the vesting and exercise of outstanding stock options of 67,820 shares, or approximately 1 percent of the common stock outstanding as of April 1, 2009. If all Post-Split Group Options are exchanged for New Options under the 2009 EIP, there will be 1,033,508 shares remaining available for issuance under the 2009 EIP and 395,325 shares remaining available for issuance under the 1999 EIP. If all Post-Split Group Options are exchanged for New Options under the 1999 EIP, there will be 128,833 shares remaining available for issuance under the 1999 EIP.

The following table summarizes the Exchange Offer assuming it occurs prior to the reverse stock split contemplated by Proposal No. 4.

Adjusted Exercise Price	Exchange Ratio	Vesting Schedule	Eligible Options Outstanding
Under $2.25	Not Eligible		2,143,754
$2.25- $4.75	One (1) New Option for each One (1) Eligible Option	Equal, Quarterly Installments over a Three-Year Period	1,306,250
Greater than $4.75	Two (2) New Options for each Three (3) Eligible Options	Equal, Quarterly Installments over a One-Year Period	2,036,845

The following table summarizes the Exchange Offer assuming it occurs after the reverse stock split contemplated by Proposal No. 4.

Adjusted Exercise Price	Exchange Ratio	Vesting Schedule	Eligible Options Outstanding
Under $22.50	Not Eligible		214,373
$22.50- $47.50	One (1) New Option for each One (1) Eligible Option	Equal, Quarterly Installments over a Three-Year Period	130,625
Greater than $47.50	Two (2) New Options for each Three (3) Eligible Options	Equal, Quarterly Installments over a One-Year Period	203,687

Participation of our Executive Officers

Our executive officers work closely as a team and are expected to be among the primary drivers of the strategic and operational initiatives we have implemented to advance the creation of long-term stockholder value. As a result, the retention and motivation of our executive officers are critical to our long-term success. Accordingly, we expect to include executive officers as Eligible Exchange Participants in the Exchange Offer.

New Plan Benefits Under the 2009 EIP and the 1999 EIP

Because the decision whether to participate in the Exchange Offer is completely voluntary, we are not able to predict who or how many Eligible Exchange Participants will elect to participate, how many stock options will be surrendered for exchange or the number of New Options that may be issued. Assuming full participation in the Exchange Offer, the following tables present summary information concerning the stock options that will be held by each of our named executive officers (each of whom is an Eligible Exchange Participant), our employees as a group and our directors as a group following consummation of the Exchange Offer. The first table assumes that the Exchange Offer occurs before the reverse stock split contemplated by Proposal No. 4 and the second table assumes that the Exchange Offer occurs after the reverse stock split contemplated by Proposal No. 4.

Name	Grant Date	Number of Securities Underlying Options	Option Exercise Price ($)
Garo H. Armen, Ph.D.	TBD	792,441	TBD
Shalini Sharp	TBD	155,736	TBD
Karen H. Valentine	TBD	73,900	TBD
Kerry A. Wentworth	TBD	201,201	TBD
Christine M. Klaskin	TBD	73,103	TBD
All current executive officers as a group (5 persons)		1,296,381
All current non-employee directors as a group		0
All employees, including all current officers who are not executive officers, as a group		1,367,841

Name	Grant Date	Number of Securities Underlying Options	Option Exercise Price ($)
Garo H. Armen, Ph.D.	TBD	79,245	TBD
Shalini Sharp	TBD	15,576	TBD
Karen H. Valentine	TBD	7,390	TBD
Kerry A. Wentworth	TBD	20,121	TBD
Christine M. Klaskin	TBD	7,313	TBD
All current executive officers as a group (5 persons)		129,645
All current non-employee directors as a group		0
All employees, including all current officers who are not executive officers, as a group		136,778

Implementing the Stock Option Exchange Program

Upon the commencement of the Exchange Offer, Eligible Exchange Participants will receive written materials explaining the precise terms and timing of the Exchange Offer. Eligible Exchange Participants will be given at least twenty business days to elect to exchange some or all of their eligible Old Options. Eligible Exchange Participants will make these elections by filling out an election form which will be distributed to them as part of the Offer to Exchange and submitting the form to the Company’s designated representative within the twenty business day period (or such longer period as the Company chooses to keep the offer open). After the Offer to Exchange is closed, all eligible Old Options that were surrendered for exchange will be cancelled, and the Compensation Committee will approve the grants of the New Options in accordance with the applicable exchange ratio. All New Options will be granted under the Company’s 2009 EIP, unless stockholder approval is not obtained, in which case they will be granted under the 1999 EIP. Regardless of the type of option being surrendered, all New Options granted pursuant to the stock option exchange program will be non-qualified stock options.

If this Proposal No. 5 is approved, the New Options will have a per share exercise price equal to the closing sale price of our common stock on The NASDAQ Capital Market, or other national exchange market, on the Option Exchange Effective Date.

At or before commencement of the Exchange Offer, the Company will file a Schedule TO with the SEC including a description of the terms of the Exchange Offer. Eligible Exchange Participants, as well as stockholders and members of the public, will be able to obtain the Schedule TO and other documents the Company files with the SEC free of charge from the SEC’s web site at http://www.sec.gov.

Accounting Consequences to the Company of the Stock Option Exchange Program

If this Proposal No. 5 is approved and the Exchange Offer is conducted, the Exchange Offer will be accounted for under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). Under SFAS No. 123(R), the stock option exchange program will be characterized as a modification of the Old Options. As a result, the difference between the fair value of the New Options over the fair value of the Old Options, determined on a pro forma basis assuming the Option Exchange occurs prior to the reverse stock split contemplated by Proposal No. 4 and at a per share exercise price of $0.31 for the New Options, is expected to result in additional non-cash expense of approximately $375,000 over the next three years. Assuming the Option Exchange occurs after the reverse stock split contemplated by Proposal No. 4 and at a per share exercise price of $3.10 for the New Options, it is expected to result in additional non-cash expense of approximately $375,000 over the next three years.

Federal Income Tax Consequences Related to the 2009 Option Exchange Plan

The following is a summary of the material anticipated federal income tax aspects of participating in the stock option exchange program based upon federal income tax laws in effect on the date of this proxy statement. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange. The tax consequences of the stock option exchange program are not entirely certain, however, and the Internal Revenue Service is not precluded from adopting a contrary position and the law and regulations themselves are subject to change. All Eligible Exchange Participants are urged to consult their own tax advisors regarding the tax treatment of participating in the stock option exchange program under all applicable laws prior to participating in the stock option exchange program.

We believe that the exchange of Old Options for New Options pursuant to the stock option exchange program should be treated as a non-taxable exchange and neither the Company nor the Company’s employees should recognize any income for federal income tax purposes upon the exchange of Old Options for New Options. New options granted under the stock option exchange program are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code and, accordingly, will be treated as “non-qualified stock options.” Upon the subsequent exercise of the New Options, the recipient will have ordinary income equal to the value of the shares over the exercise price at that time and the Company will be entitled to a corresponding deduction. The tax consequences for participating non-U.S. Eligible Exchange Participants may differ from the federal income tax consequences described in the preceding sentences.

Under Section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated executive officers unless certain conditions are met, including whether the compensation qualifies as “performance-based compensation.” Thus, any deductions available to the Company for exchanges under the Exchange Offer will be subject to the limitations of Section 162(m) of the Code.

Vote Required

To approve Proposal 5, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 5. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 5 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 5, your shares will not be voted in favor of Proposal 5, will not be counted as votes cast or shares voting on Proposal 5 and will have no effect on the vote.

If you are both a stockholder and an Eligible Exchange Participant, please note that voting to approve the stock option exchange program does not constitute an election to participate in such program.

The Board of Directors recommends a vote FOR Proposal 5.

PROPOSAL 6—PROPOSAL TO AMEND OUR DIRECTORS’ DEFERRED COMPENSATION PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE

The Board has adopted, subject to stockholder approval, an amendment to our DDCP, to increase the number of shares of our common stock available for issuance under the DDCP from 250,000 shares to 450,000 shares.

The following summary of the DDCP is qualified in its entirety by reference to the full text of the DDCP and the proposed amendment to the DDCP. The DDCP is filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089 filed on June 11, 2007). The proposed amendment to our DDCP is included as Appendix E to this proxy statement.

The DDCP allows each member of the Board who is not also an officer or employee of the Company to defer receipt of all or a portion of the cash compensation payable to him or her for service on our Board. Compensation may be deferred until termination of service as a director or, subject to certain restrictions, such other date as may be specified by the director. All of our current directors, except Dr. Garo H. Armen, Ph.D., are eligible to participate in the DDCP. The DDCP is administered by the Company’s Chief Financial Officer, or another officer designated by the Board, who will have sole responsibility for interpreting the plan.

A director may elect to participate in the DDCP no later than September 30 of the year before the calendar year in which the deferral of compensation will begin and will designate to defer 25, 50, 75 or 100 percent of his or her total cash compensation. A deferral account is established for each participating director, which consists of a subaccount for amounts earning interest, denominated on a dollar basis (the “cash account”), and a subaccount for amounts invested in hypothetical shares of our common stock, which is denominated on a share basis (the “stock account”). Pursuant to the deferral agreement, each participant indicates the percentage of future deferrals to be invested in the cash account and the stock account, which investments occur on a quarterly basis. Amounts deferred to the cash account bear interest at the rate paid on one-year Treasury bills. Amounts deferred to the stock account are converted on a quarterly basis into a number of units representing shares of our common stock equal to the amount of compensation which the participant has elected to defer to the stock account divided by the applicable stock price for our common stock (the average closing price of our common stock for all trading days during the applicable calendar quarter as reported by The NASDAQ Capital Market or as reported by another system or organization selected by the administrator of the DDCP). A participant with amounts held in the stock account will be eligible for cash and stock dividends in the form of stock units on the date we pay any such dividends on shares of our common stock. Upon a stock dividend, recapitalization, merger, consolidation, or other change affecting common stock, an appropriate adjustment shall be made to each participant’s stock account. The stock account is maintained for bookkeeping purposes only. Prior to receiving a distribution of the stock account, units representing shares distributed to a participant’s stock account are not considered actual shares of our common stock for any purpose, and a participant will have no right as a stockholder with respect to such units.

Distributions from the deferral account will be paid in a lump sum or in annual installments for a period of up to five years and commence in the calendar year following a participant’s termination of service as a director or, subject to certain restrictions, such other calendar year as may be specified by the participant. Distributions consist of (a) cash in the amount credited to the participant’s account (prorated, if paid in installments) and (b) the number of shares of our common stock equal to the number of units credited to his or her stock account (prorated, if paid in installments). Prior to distribution, units representing shares credited to a participant’s stock account are only considered outstanding in calculating our earnings per share and a participant has no rights as a stockholder with respect to such shares.

The DDCP is unfunded, and the Company has no obligation to set aside, segregate, or deposit any funds or assets of any kind to meet its obligations under the plan. The rights of any participant, beneficiary, or other person under the DDCP will be solely those of a general unsecured creditor of our Company. If a participant would receive a payment from his or her stock account in excess of the number of shares remaining under the DDCP, the participant shall receive cash. The Company may, without the consent of any participant, beneficiary, or other person amend the DDCP at any time, but no amendment may reduce the amount previously credited to a participant’s deferral account. The Company may terminate the DDCP at any time, and the Company may, in its discretion, distribute amounts according to the participant’s deferral election or in a lump sum as soon as practicable after the plan’s termination date.

Vote Required

To approve Proposal 6, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 6. If your shares are held by your broker in “street name” and if you do not vote your shares, your brokerage firm does not have the authority to vote your unvoted shares held by the firm on Proposal 6 and there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 6, your shares will not be voted in favor of Proposal 6, will not be counted as votes cast or shares voting on Proposal 6 and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 6.

PROPOSAL 7—RATIFY THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009

Our Audit and Finance Committee has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. Although stockholder approval of the selection of KPMG LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2009 Annual Meeting, our Audit and Finance Committee will reconsider their selection of KPMG LLP. If stockholders do ratify this appointment, the Audit and Finance Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if the Audit and Finance Committee determines that the change would be in the best interests of Antigenics and our stockholders.

The Audit and Finance Committee has approved all services provided to Antigenics by KPMG LLP during 2008. Representatives of KPMG LLP are expected to be present at the 2009 Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Audit Fees

Fees incurred by us for professional services rendered by KPMG LLP for the audit of the annual consolidated financial statements and of the effective operation of internal control over financial reporting, included in our Annual Report on Form 10-K, for the reviews of the consolidated financial statements included in our Forms 10-Q and for comfort letters, consents and review of registration statements were $497,000 for 2008 and $496,000 for 2007.

Audit-Related Fees

Fees paid to KPMG LLP for the audit of our 401(k) Retirement Plan were $29,700 for 2008 and $29,500 in 2007.

Tax Fees

No fees were paid to KPMG LLP associated with tax compliance and tax consultation services in 2008 and 2007.

All Other Fees

We paid no other fees to KPMG LLP for 2008 and 2007.

Pre-Approval of Audit and Non-Audit Services

All of the KPMG LLP fees for 2008 and 2007 shown above were pre-approved by the Audit and Finance Committee. The Audit and Finance Committee pre-approves all audit and other permitted non-audit services provided by our independent registered public accounting firm. Pre-approval is generally provided for up to one year, is detailed as to the particular category of services and is subject to a monetary limit. Our independent registered public accounting firm and senior management periodically report to the Audit and Finance Committee the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval, and the fees for the services performed to date. The Audit and Finance Committee may also pre-approve particular services on a case-by-case basis.

Vote Required

To approve Proposal 7, stockholders holding a majority of Antigenics common stock present or represented by proxy at the 2009 Annual Meeting and voting on the matter must vote FOR Proposal 7. If your shares are held by your broker in “street name,” and if you do not vote your shares, your brokerage firm has authority to vote your unvoted shares held by the firm on Proposal 7. If the broker does not vote your unvoted shares, there will be no effect on the vote because these “broker non-votes” are not considered present or represented at the meeting and voting on the matter. If you vote to ABSTAIN on Proposal 7, your shares will not be voted in favor of Proposal 7, will not be counted as votes cast or shares voting on Proposal 7 and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 7.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee of the Board consists entirely of independent directors who are not officers or employees of Antigenics. The Board has adopted a written charter for the Audit and Finance Committee, the current version of which is available on our website at http://www.antigenics.com/investors/governance. No material on our website is part of this proxy statement.

In the course of its oversight of the Company’s reporting process, the Audit and Finance Committee of the Board has (1) reviewed and discussed with management the Company’s audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting for the fiscal year ended December 31, 2008, (2) discussed with KPMG LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, and (3) received the written disclosures from the auditors required by the Public Company Accounting Oversight Board independence and ethics rule, Rule 3526, Communication with Audit Committees Concerning Independence, discussed with the auditors their independence, and considered whether the provision of permissible non-audit services by the auditors is compatible with maintaining their independence.

Based on the foregoing review and discussions, the Audit and Finance Committee recommended to the Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

By the Audit and Finance Committee,

Brian Corvese, Chair

Tom Dechaene

Margaret M. Eisen

ADDITIONAL INFORMATION

Stockholder Proposals for 2010 Annual Meeting of Stockholders

Proposals to be included in the proxy statement. Under SEC rules, if a stockholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2010 Annual Meeting of Stockholders, the proposal must be received by us, attention: Corporate Secretary, at our principal offices by December 31, 2009.

Other proposals (not to be included in the proxy statement). Under our by-laws, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. Among other requirements, these procedures require any nomination or proposed item of business to be submitted in writing to our Chairman of the Board or Corporate Secretary at our principal executive offices. Assuming our 2010 Annual Meeting of Stockholders is not more than 30 days before or 30 days after June 10, 2010, if you wish to bring business before the 2010 Annual Meeting of Stockholders, you must give us written notice by March 27, 2010.

However, if at least 60 days’ notice or prior public disclosure of the date of the 2010 Annual Meeting of Stockholders is given or made and the date of the 2010 Annual Meeting of Stockholders is not within 30 days before or after June 10, 2010, notice by the stockholder must be received no later than May 3, 2010. If less than 60 days’ notice or prior public disclosure of the date of the 2010 Annual Meeting of Stockholders is given or made and the date of the 2010 Annual Meeting of Stockholders is not within 30 days before or after June 10, 2010, notice by the stockholder must be received no later than 15 days after the date Antigenics sends notice of the 2010 Annual Meeting of Stockholders. If a stockholder fails to provide timely notice of a proposal to be presented at the 2010 Annual Meeting of Stockholders, the proxies designated by the Board will have discretionary authority to vote on the proposal.

Householding of Meeting Materials

Some banks, brokers, and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly provide a separate copy of either document to you if you contact Investor Relations at Antigenics Inc., 3 Forbes Road, Lexington, MA 02421, or telephone or e-mail Investor Relations at 800-962-2436 or IR@antigenics.com. If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holders, or you may contact us.

APPENDIX A

ANTIGENICS INC.

2009 EQUITY INCENTIVE PLAN

1. Purpose and Eligibility

The purpose of this 2009 Equity Incentive Plan (the “Plan”) of Antigenics Inc., a Delaware corporation (the “Company”), is to provide stock options and other equity interests in the Company (each an “Award”) to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan, other than a person who has irrevocably elected not to be eligible. Any person to whom an Award has been granted under the Plan is called a “Participant.” Additional definitions are contained in Section 8.

2. Administration

a. Administration by Board of Directors. The Plan will be administered by the Board of Directors of the Company (the “Board”). The Board, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. All decisions by the Board shall be final and binding on all interested persons. Neither the Company nor any member of the Board shall be liable for any action or determination relating to the Plan or any Award.

b. Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”). All references in the Plan to the “Board” shall mean any such other Committee or the Board, as applicable. Discretionary Awards to non-employee directors will only be granted and administered by a Committee, each member of which is an “independent director” as defined in the applicable NASDAQ Marketplace Rules.

c. Delegation to Officers. To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Awards to employees or officers of the Company or any of its present or future parent or subsidiary corporations and to exercise such other powers under the Plan as the Board may determine, provided that no officer shall be authorized to grant Awards to any “executive officer” of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or to any “officer” of the Company (as defined by Rule 16a-1 under the Exchange Act).

3. Stock Available for Awards

a. Number of Shares. Subject to adjustment under Section 3(b), the aggregate number of shares of Common Stock of the Company (the “Common Stock”) that may be issued pursuant to the Plan is 13,000,000 shares. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to, the Company at no more than the original purchase price thereof, such shares of Common Stock shall again be available for the grant of Awards under the Plan. The Board may adopt such share counting rules as it deems appropriate, provided that such rules are not inconsistent with the Plan.

b. Adjustment to Common Stock. In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding Award shall be adjusted by the Board (or substituted Awards may be made) to avoid an unfair result. If Section 7(e)(i) applies for any event, this Section 3(b) shall not be applicable.

4. Stock Options

a. General. The Board may grant options to purchase Common Stock (each, an “Option”) and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable.

b. Incentive Stock Options. An Option that the Board intends to be an “incentive stock option,” as defined in Section 422 of the Code (an “Incentive Stock Option”), shall be granted only to employees of the Company and any other entity the employees of which are entitled to receive Incentive Stock Options under the Code. All Incentive Stock Options that are granted pursuant to the Plan shall be subject to, and shall be construed consistently with, the requirements of Section 422 of the Code. The Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a “Nonstatutory Stock Option.”

c. Exercise Price. The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify such exercise price in the applicable option agreement, provided, however, that the exercise price shall be not less than 100% of the fair market value of the shares subject thereto at the time of grant, as determined by the Board.

d. Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, provided, however, that no Option will be granted for a term in excess of 10 years.

e. Exercise of Option. Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person, or any other form of notice approved by the Board, together with payment in full as specified in Section 4(f) for the number of shares for which the Option is exercised.

f. Payment Upon Exercise. No shares shall be delivered pursuant to any exercise of an Option until the Company receives payment in full of the option exercise price in the manner provided in the applicable option agreement. Methods of payment may include any of the following or any combination thereof or any other form of lawful consideration: (i) cash, check or wire transfer of funds; (ii) promissory note; (iii) shares of Common Stock owned by the Participant valued at fair market value (as determined by the Board or as determined pursuant to the applicable option agreement); (iv) so-called “cashless exercise” or “net issuance”; and (v) arrangements with a broker or other financial institution for the prompt payment of the exercise price to the Company.

g. Repricing. The Board may, without stockholder approval, amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option. The Board may also, without stockholder approval, cancel any outstanding Option and grant in substitution therefor new Options covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled Option.

h. No Reload Rights. No Option granted under the Plan shall contain any provision entitling the optionee to the automatic grant of additional Options in connection with any exercise of the original Option.

5. Stock Awards

a. Grants. The Board may grant Awards entitling recipients to acquire shares of Common Stock for any lawful consideration (a “Stock Award”). The Board may, but need not, provide that such Stock Award shall be subject to forfeiture to the Company in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (a “Restricted Stock Award”).

b. Terms and Conditions. The Board shall determine the terms and conditions of any such Stock Award. In the case of a Restricted Stock Award, any stock certificates issued in respect thereof shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by a Participant, in a manner determined by the Board, to receive amounts due or exercise rights of the Participant in the event of the Participant’s death (the “Designated Beneficiary”). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant’s estate.

6. Other Stock-Based Awards

The Board shall have the right to grant other Awards based upon or with reference to the Common Stock or the trading price thereof and having such terms and conditions as the Board may determine, including, without limitation, the grant or sale of shares of stock based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights, phantom stock awards or stock units, which may be settled in cash or stock.

7. General Provisions Applicable to Awards

a. Transferability of Awards. Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. Documentation. Each Award shall be evidenced by an instrument in such form as the Board shall determine or as executed by an officer of the Company pursuant to authority delegated by the Board. Each Award may contain terms and conditions in addition to those set forth in the Plan, provided that such terms and conditions do not contravene the provisions of the Plan. If a person to whom an Award has been granted fails to execute and deliver to the Company within the time specified by the Company the form of Award instrument specified by the Company, such Award shall be voidable by the Company at its election, with or without notice to such person.

c. Board Discretion. The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

d. Termination of Status. The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

e. Acquisition of the Company.

(i) Consequences of an Acquisition. In connection with an Acquisition (as defined below), the Board or the board of directors of the surviving or acquiring entity (as used in this Section 7(e)(i), also the “Board”) shall as to outstanding Awards (on the same basis or on different bases as the Board shall specify) make appropriate provision for the continuation of such Awards by the Company or the assumption of, or substitution for, such Awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such Awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities or other consideration as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition. In addition to, in lieu of, or in combination with the foregoing, with respect to unexercised Options or other unexercised Awards, the Board may, on the same basis or on different bases as the Board shall specify, upon written notice to the affected Participants, provide that one or more such Options or Awards (or the vested portion thereof) must be exercised, in whole or in part, within a specified number of days of the date of such notice, at the end of which period such unexercised Options or unexercised Awards (or the vested portion thereof) shall terminate in their entirety, and/or provide that one or more unexercised Options or unexercised Awards (or the vested portion thereof), in whole or in part, shall be terminated in their entirety in exchange for a cash payment equal to the fair market value (as determined by the Board in its sole discretion) for the shares subject to such unexercised Options or unexercised Awards (or the vested portion thereof) minus the exercise price thereof, if applicable. Unless otherwise determined by the Board (on the same basis or on different bases as the Board shall specify), any repurchase rights, vesting provisions or other rights of the Company that relate to an Option or other Award shall continue to apply to consideration, including cash, that has been substituted, assumed or amended for an Option or other Award pursuant to this paragraph. The Company may hold in escrow all or any portion of any such consideration in order to effectuate any continuing restrictions.

(ii) Acquisition Defined. An “Acquisition” shall mean: (x) the sale of the Company by merger in which the stockholders of the Company in their capacity as such no longer own a majority of the outstanding equity securities of the Company (or its successor); or (y) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (z) any other change of control or acquisition of the business of the Company, as determined by the Board.

(iii) Assumption of Options Upon Certain Events. In connection with a merger or consolidation of an entity with the Company or a Subsidiary or the acquisition by the Company of property or stock of an entity, the Board may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances. Substitute Options may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Options contained elsewhere herein. Substitute Options shall not count against the overall share limit set forth in Section 3(a), except as may be required by reason of Section 422 and related provisions of the Code.

f. Withholding. Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (as determined by the Board or as determined pursuant to the applicable Award). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant. The Board may impose such restrictions in connection therewith as may be necessary to avoid any transaction that might give rise to liability under Section 16(b) of the Exchange Act.

g. Amendment of Awards. The Board may amend, modify or terminate any outstanding Award under certain circumstances including, but not limited to, if the Board determines that the provisions of the Plan or any Award are in contravention of any law or regulation of any governmental entity or self-regulatory organization with jurisdiction over the Company, or would have material adverse effects on the taxation of the Company or the Participant. In connection therewith, the Board may substitute for any such Award another Award of the same or a different type, change the date of exercise or realization, convert an Incentive Stock Option to a Nonstatutory Stock Option or effect any other modification or amendment, provided that the Participant’s consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

h. Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

i. Acceleration. The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a change in ownership or control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option. In the event of the acceleration of the exercisability of one or more outstanding Options, including pursuant to paragraph (e)(i), the Board may provide, as a condition of full exercisability of any or all such Options, that the Common Stock or other substituted consideration, including cash, as to which exercisability has been accelerated shall be restricted and subject to forfeiture back to the Company at the option of the Company at the cost thereof upon termination of employment or other relationship, with the timing and other terms of the vesting of such restricted stock or other consideration being equivalent to the timing and other terms of the superseded exercise schedule of the related Option.

j. Settlement. The Board shall determine whether Awards are settled in whole or in part in cash, Common Stock, other securities of the Company, Awards or other property.

k. Dividends and Cash Awards. In the discretion of the Board, any Award under the Plan may provide the Participant with (i) dividends or dividend equivalents payable currently or deferred with or without interest, and (ii) cash payments in lieu of or in addition to an Award.

l. Loans. The Board may authorize the making of loans or cash payments to Participants in connection with any Award under the Plan, which loans may be secured by any security, including Common Stock, underlying or related to such Award (provided that such Loan shall not exceed the Fair Market Value of the security subject to such Award), and which may be forgiven upon such terms and conditions as the Board may establish at the time of such loan or at any time thereafter.

m. Use for Settlement or Compensation. Awards may be made available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled.

8. Miscellaneous

a. Definitions.

(i) “Company,” for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of Antigenics Inc., as defined in Section 424(f) of the Code (a “Subsidiary”), and any future parent corporation of Antigenics Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term “Company” shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Board in its sole discretion.

(ii) “Code” means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) “employee,” for purposes of eligibility under the Plan (but not for purposes of Section 4(b)), shall include a person to whom an offer of employment has been extended by the Company.

b. No Right to Employment, Service on the Board or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment, service on the Board or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

c. No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

d. Effect on Other Benefit Plans. Unless specifically provided otherwise in an applicable Award, the amount of any compensation deemed to be received by a Participant as a result of the receipt or exercise of an Award will not constitute “earnings” with respect to which any other benefits of such Participant are determined, including without limitation benefits under any pension, profit sharing, life insurance or salary continuation plan.

e. Authorization of Sub-Plans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to this Plan containing (i) such limitations on the Board’s discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement. Without limiting the generality of the foregoing, the Board may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish sub-plans or procedures under the Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

f. Effective Date and Term of Plan. The Plan shall become effective on the date on which it is approved by the Company’s stockholders. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan was approved by the Company’s stockholders, but Awards previously granted may extend beyond that date.

g. Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, subject to any required stockholder approval under any applicable legal, regulatory or listing requirement.

h. Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of Delaware, without regard to any applicable conflicts of law.

APPENDIX B

ANTIGENICS INC.

2009 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose of Plan

The Antigenics Inc. 2009 Employee Stock Purchase Plan (the “Plan”) is intended to enable eligible employees of Antigenics Inc. (“Antigenics”) and such of its Subsidiaries as the Board of Directors of Antigenics (the “Board”) may from time to time designate (Antigenics and such Subsidiaries being hereinafter referred to as the “Company”) to purchase shares of common stock, $.01 par value of Antigenics (such common stock being hereafter referred to as “Stock”), and thereby acquire an interest in the future of Antigenics. For purposes of the Plan, a “Subsidiary” is any corporation that would be treated as a subsidiary of Antigenics under §424(f) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is intended to qualify under Code §423 and to be exempt from the application and requirements of Code §409A, and is to be construed accordingly.

2. Options to Purchase Stock

Subject to adjustment pursuant to Section 14 of this Plan, the maximum aggregate number of shares of Stock available for sale pursuant to the exercise of options (“Options”) granted under the Plan to employees of the Company or its designated Subsidiaries (“Employees”) who meet the eligibility requirements set forth in Section 3 (“Eligible Employees”) shall be the lesser of (a) 500,000 shares increased on each anniversary of the adoption of the Plan by 1% of the shares then outstanding and (b) 1,000,000.

The Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock or shares of reacquired Stock, as the Board may determine. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased Stock subject to such Option shall again be available for sale pursuant to the exercise of Options under the Plan.

3. Eligibility

Subject to the exceptions and limitations set forth in Section 4, each Employee who, as of the first day of an Option Period (as defined in Section 4), has been an Employee for at least ninety (90) days will be eligible to participate in the Plan.

4. Method of Participation

Unless otherwise determined by the Board, the “Option Periods” shall be six-month periods (a) commencing January 1 and ending June 30 of each year and (b) commencing July 1 and ending December 31 of each year. The first such Option Period after the effective date hereof shall begin on July 1, 2009 and end on December 31, 2009. Subject to the limitations set forth in Section 3 and Section 4, each person who will be an Eligible Employee on the first day of any Option Period may elect to participate in the Plan for such Option Period in the manner, and within the time limitations (the “Enrollment Deadline”) established by the Board and in accordance with Section 6. Such Employee will thereby become a participant (“Participant”) on the first day of such Option Period.

5. Option Grant

Each person who is a Participant on the first day of an Option Period will automatically be granted as of such day and for such Option Period an Option entitling the Participant to acquire not more than 20,000 shares of Stock (or such other number as the Board may prescribe); provided, that:

a. No Participant shall be granted an Option under the Plan who, immediately after the Option is granted would own (or pursuant to Code §424(d) would be deemed to own) stock possessing 5% or more of the total combined voting power or value of all classes of stock of Antigenics or of its parent (as defined in Code §424(e), hereinafter, “Parent”) or Subsidiaries, if any; and

b. No Participant shall be granted an Option under the Plan that would permit his or her rights to purchase shares of stock under all employee stock purchase plans of Antigenics and its Parent and Subsidiaries, if any, to accrue at a rate that exceeds $25,000 (or such other maximum as may be prescribed from time to time by the Code) of the fair market value of such stock (defined as the closing stock price on the date of the Option grant) for each calendar year during which any such Option granted to such Employee is outstanding at any time, as determined in accordance with Code §423(b)(8).

The Board will reduce, on a substantially proportionate basis, the number of shares of Stock purchasable by each Participant upon exercise of his or her Option for an Option Period in the event that the number of shares then available under the Plan is insufficient.

6. Method of Payment

Participants may pay for Stock purchased upon exercise of an Option through regular payroll deductions, by lump sum cash payment, by delivery of shares of Stock valued at fair market value (defined as the closing stock price on the date of delivery), or a combination thereof, as determined by the Board from time to time.

Each payroll deduction authorization will request withholding at a whole percentage, not less than 1% of base salary, or a specified dollar amount per payroll period. Withholding will be accomplished by means of payroll deductions from payroll dates occurring in the Option Period. A payroll deduction authorization will remain in effect for subsequent Option Periods until it is changed or revoked in accordance with this Section 6 or Section 11, as the case may be. A Participant may change his or her withholding rate for subsequent Option Periods by filing a new payroll deduction authorization with the Company on or before the Enrollment Deadline for the Option Period for which the change is to be effective.

All payments made pursuant to this Section 6 (whether by payroll deductions or otherwise) will be credited to a withholding account maintained in the Participant’s name on the books of the Company. Amounts credited to the withholding account will not be required to be set aside in trust or otherwise segregated from the Company’s general assets.

7. Purchase Price

The purchase price of Stock issued pursuant to the exercise of an Option will be 85% of the lesser of (a) the fair market value of the Stock on the date on which the Option is deemed exercised pursuant to Section 8 and (b) the fair market value of the Stock on the date on which the Option was granted pursuant to Section 4. If the shares of Stock are traded on a national exchange or trading system (including the Nasdaq Capital Market), the fair market value for any day will mean the reported closing price of the Stock for such day; provided, that if such day is not a trading day, fair market value will mean the reported closing price of the Stock for the next preceding day which is a trading day. If the shares of Stock are not traded on an exchange or trading system, the fair market value of such Stock on such date will be established in a manner determined in good faith by the Board.

8. Exercise of Options

Subject to the limitations set forth below in this Section 8, each Employee who is a Participant in the Plan on the last day of an Option Period shall be deemed to have exercised on such date the Option granted to him or her for that Option Period. Upon such exercise, the Company will apply the balance of the Participant’s withholding account to the purchase of the number of whole shares of Stock determined under Section 4 and as soon as practicable thereafter will evidence the transfer of shares or will deliver the shares to the Participant and will return to him or her the balance, if any, of his or her withholding account in excess of the total purchase price of the shares so issued; provided, that if the balance left in the account consists solely of an amount equal to the value of a fractional share it shall be retained in the account and carried over to the next Option Period, unless the Participant elects otherwise.

Any amounts contributed by a Participant or withheld from the Participant’s compensation that are not used for the purchase of Stock, whether because of such Participant’s withdrawal from participation in an Option Period or for any other reason, shall be repaid to the Participant or his or her designated beneficiary or legal representative, as applicable, within a reasonable time thereafter unless the Participant is eligible to and does elect to apply such amounts to the purchase of Stock in the next Option Period to commence after the date of withdrawal; provided, that all other Participants in the current Option Period shall be permitted to make direct payments toward the purchase of Stock under a subsequent Option Period equal to the excess of the greatest amount that any Participant is allowed to carry forward from a previous Option Period over the amount, if any, the Participant will carry forward from an earlier Option Period.

Notwithstanding herein to the contrary, no Option may be exercised after twenty-seven (27) months from its grant date.

9. Interest

No interest shall be payable on withholding accounts.

10. Taxes

Payroll deductions shall be made on an after-tax basis. The Company shall have the right, as a condition of exercise, to make such provision as it deems necessary to satisfy its obligations to withhold federal, state, local income or other taxes incurred by reason of the purchase or disposition of Stock under the Plan. In the Board’s discretion and subject to applicable law, such tax obligations may be paid in whole or in part by delivery of Stock to the Company, including Stock purchased under the Plan, valued at fair market value (defined as the closing stock price on the date of delivery). The Company may, to the extent permitted by law, deduct any tax obligations from any payment of any kind due to the Participant or withhold Stock purchased hereunder, which shall be valued at fair market value (defined as the closing stock price on the date of withholding).

11. Cancellation and Withdrawal

A Participant who holds an Option under the Plan may at any time prior to exercise thereof under Section 8 cancel all (but not less than all) of his or her Option by written notice delivered to the Company. Upon such cancellation, the balance in the Participant’s withholding account shall be returned to the Participant.

A Participant may terminate his or her payroll deduction authorization as of any date by written notice delivered to the Company and will thereby cease to be a Participant as of such date. Any Participant who voluntarily terminates his or her payroll deduction authorization prior to the last day of an Option Period will be deemed to have canceled his or her Option.

A Participant who makes a hardship withdrawal from a Company savings plan qualifying under Code §401(k) (a “401(k) Plan”) will be deemed to have terminated his or her payroll deduction authorization as of the date of such hardship withdrawal, will cease to be a Participant as of such date, and will be deemed to have canceled his or her Option. An Employee who has made a hardship withdrawal from a 401(k) Plan will not be permitted to participate in the Plan until the first Option Period that begins at least six (6) months after the date of his or her hardship withdrawal.

12. Termination of Employment; Death of Participant

Upon the termination of a Participant’s employment with the Company for any reason or the death of a Participant during an Option Period, the Participant will cease to be a Participant, any Option held by him or her under the Plan will be deemed canceled, the balance of his or her withholding account will be returned to the Participant (or his or her estate or designated beneficiary in the event of the Participant’s death), and he or she will have no further rights under the Plan.

13. Equal Rights; Participant’s Rights Not Transferable

All Participants granted Options under the Plan shall have the same rights and privileges. Any Option granted under the Plan will be exercisable during the Participant’s lifetime only by him or her and may not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates or attempts to violate the terms of this Section, any Options held by him or her may be terminated by the Company and, upon return to the Participant of the balance of his or her withholding account, all of the Participant’s rights under the Plan will terminate.

14. Change in Capitalization, Merger

In the event of any change in the outstanding Stock of Antigenics by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available under the Plan, the number and type of shares under Options granted but not exercised, the maximum number and type of shares purchasable under an Option, and the Option price will be appropriately adjusted; provided, that no such adjustment shall be made unless the Company is satisfied that it will not constitute a modification of the rights granted under the Plan or otherwise disqualify the Plan as an employee stock purchase plan under the provisions of Code §423.

In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of Antigenics, or a merger or similar transaction in which the Antigenics is not the surviving corporation or which results in the acquisition of Antigenics by another person, the Board will (a) if Antigenics is merged with or acquired by another corporation, provide that each outstanding Option will be assumed or a substitute Option granted by the acquirer or successor corporation or a parent or subsidiary of the acquirer or successor corporation, (b) cancel each Option and return the balances in Participants’ withholding accounts to the Participants, or (c) pursuant to Section 16, end the Option Period on or before the date of the proposed sale or merger.

15. Administration of Plan

The Plan will be administered by the Board and its delegates, which will have the right to determine any questions which may arise regarding the interpretation and application of the provisions of the Plan and to make, administer, and interpret such rules and regulations as it will deem necessary or advisable. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”). All references in the Plan to the “Board” shall mean any Committee or the Board, as applicable.

The Board may specify the manner in which employees are to provide notices and payroll deduction authorizations. Notwithstanding any requirement of “written notice” herein, the Board may permit employees to provide notices and payroll deduction authorizations electronically.

16. Amendment and Termination of Plan

Antigenics reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable, by vote of the Board; provided, that any amendment that would be treated as the adoption of a new plan for purposes of Code § 423 and the regulations thereunder will have no force or effect unless approved by the stockholders of Antigenics within twelve months before or after its adoption.

The Plan may be suspended or terminated at any time by the Board. In connection therewith, the Board may provide that outstanding Options will be exercisable either at the end of the applicable Option Period or on such earlier date as the Board may specify (in which case such earlier date will be treated as the last day of the applicable Option Period).

17. Approvals

To become effective, the Plan must be approved by the stockholders of Antigenics within twelve months after the date the Plan was adopted by the Board.

Notwithstanding anything herein to the contrary, the Company’s obligation to issue and deliver shares of Stock under the Plan will be subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of said shares, to any requirements of any national securities exchange applicable thereto, and to compliance by Antigenics with other applicable legal requirements in effect from time to time.

18. Information Regarding Disqualifying Dispositions

By electing to participate in the Plan, each Participant agrees to provide any information about any transfer of Stock acquired under the Plan that occurs within two years after the first business day of the Option Period in which such Stock was acquired as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws.

19. Participants’ Rights as Stockholders and Employees

A Participant shall have no rights or privileges as a stockholders of the Company and shall not receive any dividends in respect of any Stock covered by an Option granted hereunder until such Option has been exercised, full payment has been made for such Stock, and the Stock has been issued.

Nothing contained in the provisions of the Plan will be construed as giving to any Employee the right to be retained in the employ of the Company or as interfering with the right of the Company to discharge, promote, demote or otherwise re-assign any Employee from one position to another within the Company at any time.

20. Governing Law

Subject to overriding federal law, the Plan shall be governed by and interpreted consistently with the laws of the State of Delaware.

21. Effective Date and Term

The Plan shall become effective on the date on which it is approved by the Company’s stockholders and no rights shall be granted hereunder after the completion of ten years from the date on which the Plan was approved by the Company’s stockholders.

APPENDIX C

REVERSE STOCK SPLIT AMENDMENT

CERTIFICATE OF SECOND AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ANTIGENICS INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Antigenics Inc. (the “Corporation”). The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was on November 10, 1999 (“Certificate of Incorporation”). The Corporation’s Certificate of Incorporation was amended and restated on June 7, 2002 (the “Restated Certificate”) and further amended on June 6, 2007 by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “First Amendment” and the Restated Certificate as amended by the First Amendment and the Certificates of Designations, Preferences and Rights of the Series A Convertible Preferred Stock and the Class B Convertible Preferred Stock of the Corporation, the “Amended Certificate”).

2. The Board of Directors of the corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Amended Certificate of this Corporation (“Second Amendment”) and declaring the Second Amendment to be advisable.

3. This Second Amendment was duly adopted by the vote of the required number of shares of outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 216 and 242 of the General Corporation Law of the State of Delaware.

4. The Amended Certificate is hereby amended by adding the following provision to the end of Article Fourth:

“REVERSE STOCK SPLIT

As of 12:01 A.M. (Eastern Time) on [            ] (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (including each share of treasury stock, collectively, the “Pre-Split Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to one-tenth (1/ 10) of a share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The number of authorized shares of the Corporation’s Common Stock shall not be reclassified or reduced in connection with the Reverse Stock Split and the par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.01 per share. Each holder of a certificate or certificates of Pre-Split Stock shall be entitled to receive, upon surrender of such certificates to the Corporation’s transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder’s Pre-Split Stock divided by ten, with any fractional share resulting from such division rounded down to the nearest whole share. No fractional shares will be issued for Pre-Split Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to x) the Fractional Share multiplied by y) the product of (i) the average of the high and low trading prices of the Common Stock as reported on The NASDAQ Capital Market or other principal market of the Common Stock, as applicable, during each of the ten (10) trading days immediately preceding the date of the Effective Time and (ii) ten (10).

5. This Certificate of Second Amendment shall be effective as of 12:01 A.M. (Eastern Time) on [            ] in accordance with the provisions of section 103(d) of the General Corporation Law of the State of Delaware.

C-1

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Second Amendment to the Amended and Restated Certificate of Incorporation in the name of and on behalf of Antigenics Inc. on this              day of                 , 20    .

Garo H. Armen

Chief Executive Officer

C-2

APPENDIX D

SIXTH AMENDMENT TO THE

ANTIGENICS INC.

1999 EQUITY INCENTIVE PLAN

Pursuant to Section 10(d) of the Antigenics Inc. 1999 Equity Incentive Plan, as amended (the “Plan”), Antigenics Inc. (the “Corporation”) hereby amends the Plan as follows, effective June 10, 2009:

1. A new Section 6(e) shall be added to read in its entirety as follows:

“(e) The Committee may, without stockholder approval, amend any outstanding Option granted under the Plan to provide an option price per share that is lower than the then-current option price per share of such outstanding Option. The Committee may also, without stockholder approval, cancel any outstanding Option and grant in substitution therefor new Options covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled Option.”

IN WITNESS WHEREOF, the Corporation has caused this Sixth Amendment to be executed in its name and behalf by its officer hereunto duly authorized.

Dated:                  , 2009

ANTIGENICS INC.

By:

Name:

Its:

D-1

APPENDIX E

THIRD AMENDMENT TO DIRECTORS’ DEFERRED COMPENSATION PLAN

Pursuant to Section 4.1 of the Antigenics Inc. Directors’ Deferred Compensation Plan, as amended (the “Plan”), Antigenics Inc. (the “Corporation”) hereby amends the Plan as follows, effective June 10, 2009:

2.	The first sentence of Section 2.6 shall be deleted and replaced in its entirety with the following:

“The aggregate number of shares of common stock which have been reserved for issuance under this plan is 450,000.”

IN WITNESS WHEREOF, the Corporation has caused this Third Amendment to be executed in its name and behalf by its officer hereunto duly authorized.

Dated:                  , 2009

ANTIGENICS INC.

By:

Name:

Its:

E-1

(FORM OF PROXY CARD)

ANTIGENICS INC. 3 FORBES ROAD LEXINGTON, MASSACHUSETTS 02421

VOTE BY INTERNET –http://www.proxyvote.com

Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on June 9, 2009. Have your proxy card in hand when you access the web site, follow the instructions to obtain your records, and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by Antigenics Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the internet. To sign up for electronic delivery, please follow the instructions above to vote using the internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY TELEPHONE - 1-800-690-6903

Use any touch-tone telephone and follow the instructions. Your shares will be voted according to your instructions. If you vote over the telephone, your vote must be received by 11:59 p.m. Eastern Time on June 9, 2009.

VOTE BY MAIL

Mark, sign, and date your proxy card and return it to Antigenics Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	ANTIG1	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.		DETACH AND RETURN THIS PORTION ONLY

ANTIGENICS INC. The Board of Directors recommends that you vote FOR the following proposals:

Vote on Directors

1.	Proposal to elect directors Nominees:	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

(01) Wadih Jordan

	(02) Hyam Levitsky, M.D.	☐	☐	☐

Vote on Proposals					For	Against	Abstain

2.	Proposal to approve the 2009 Equity Incentive Plan				☐	☐	☐

3.	Proposal to approve the 2009 Employee Stock Purchase Plan				☐	☐	☐

4.	Proposal to approve an amendment to our Amended and Restated Certificate of Incorporation to effect a one for ten reverse stock split of the Company’s common stock at the discretion of the Board of Directors				☐	☐	☐

5.	Proposal to amend 1999 Equity Incentive Plan (as amended) and approve 2009 Option Exchange Plan				☐	☐	☐

6.	Proposal to amend our Directors’ Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance				☐	☐	☐

7.	Proposal to ratify the appointment of KPMG LLP as independent registered public accounting firm for the fiscal year ending December 31, 2009				☐	☐	☐

Note: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Please date, sign and mail your proxy card back as soon as possible!

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date

Annual Meeting of Stockholders

ANTIGENICS INC.

June 10, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF

STOCKHOLDERS TO BE HELD ON JUNE 10, 2009.

The undersigned stockholder of Antigenics Inc. (the “Company”) hereby appoints Garo H. Armen, Ph.D. and Shalini Sharp, and each of them acting singly, the attorneys and proxies of the undersigned, with full power of substitution, to vote on behalf of the undersigned all of the shares of capital stock of the Company that the undersigned is entitled to vote at the 2009 Annual Meeting of Stockholders of the Company to be held on June 10, 2009, and at all adjournments thereof, hereby revoking any proxy heretofore given with respect to such shares.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER(S). IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

PLEASE SIGN AND MAIL THIS PROXY TODAY.

(Continued and to be signed on reverse side.)